Kramont

1-15923

RECD S.E.C.

APR 28 2003

1086

Kramont Realty Trust

Annual Report
2002


03057073

PE 12-31-02

Essentials: Locations | Results | People


Marshalls
STAPLES
The Office Superstore

PROCESSED

APR 29 2003

THOMSON
FINANCIAL

Our

Who we are...

Kramont Realty Trust (NYSE:KRT) is a self-administered, self-managed equity real estate investment trust (REIT).

What we do...

The Trust owns, manages, develops and redevelops neighborhood and community shopping centers with merchants who provide life's essentials—groceries, health and beauty products, family apparel and financial and personal services.

What we're made of...

As of December 31, 2002, the company owned, operated, managed and had in development 88 properties in 15 states comprising 11.5 million square feet of gross leasable area. The Trust has one property in active development and its assets are valued at approximately $779 million at cost.

The company we keep...

The Trust has institutional ownership from some of the most well-respected names in real estate investing. A few of the institutions that own shares in the Trust are Cohen & Steers, TIAA-CREF, Kensington Investment and Vanguard.

Kramont also has true partnerships with many of the best-known grocers, drug stores and discount retailers including Genuardi's, Stop & Shop, Kohl's, Kroger, Acme Markets, Burlington Coat Factory, DSW Shoe Warehouse, Shop Rite, Circuit City, TJX Companies, Food Lion, Wal-Mart and Staples.

Contents:

Essentials...

Our essential numbers...

(in millions of dollars, except share data)		2002		2001		2000[1]
						Years ended December 31,
Revenues						
Rent	$	105.1	$	101.6	$	66.4
Interest and Other		5.3		6.1		9.4
Total Revenues	$	110.4	$	107.7	$	75.8
Net income from discontinued operations[2]	$	(.2)	$	7.8	$	.3
Income before preferred distribution	$	18.0	$	25.8	$	17.6
Net income to common shareholders	$	11.0	$	18.3	$	13.4
Funds From Operations (FFO)[3]	$	27.0	$	28.5	$	22.7
Per common share:						
Net income to common shareholders, basic and diluted	$	.54	$	.97	$	.97
Dividends declared	$	1.30	$	1.30	$	1.27
Weighted average common shares outstanding, basic		20,380,949		18,803,535		13,857,409
Weighted average common shares outstanding, diluted		20,401,095		18,815,657		13,858,427
At Year End:						
Total assets	$	779.3	$	769.2	$	764.0
Borrowings	$	480.5	$	510.2	$	500.3
Beneficiaries equity:						
Total	$	253.9	$	219.0	$	225.2

1 On June 16, 2000, Kramont acquired its assets through the merger of CV Reit and Kranzco into Kramont. See Item 7. Management's Discussion and Analysis of Results of *Operation and Financial Conditions and Note 1 to the consolidated financial statements.*

2 Effective January 1, 2002, the Company adopted SFAS 144 (See Note 3). Prior periods have been reclassified.

3 Funds From Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts (NAREIT), consists of net income (computed in accordance with generally accepted accounting principles) before depreciation and amortization of real property, extraordinary items and gains and losses on sales of real estate. For a discussion of FFO and reconciliation to the company's results computed in accordance with generally accepted accounting principles, see page 15 of the company's annual report, Form 10K, included within this annual report.



Distributions
in dollars
1.16 1.27 1.30 1.30
1.40
1.20
1.00
0.80
0.60
0.40
0.20
1999 2000 2001 2002



Rental Income
in thousands of dollars
25.6 66.4 101.6 105.1
120
100
80
60
40
20
1999 2000 2001 2002



Total Market Capitalization
in thousands of dollars
887.9 915.0
510.2 480.5
1000
900
800
700
600
500
400
300
200
100
2001 2002
total equity
debt



Debt to Market Capitalization[1]
in %
57.5 52.5
70
60
50
40
30
20
10
2001 2002

1 Mortgage debt to total market capitalization as of December 31.





left: Norman M. Kranzdorf
Chairman of the Board
right: Louis P. Meshon, Sr.
President and Chief Executive Officer

Kramont Out-Performs the Market

	Return 2002	Return 2001
Kramont [1]	10%	74%
Industry Comparison		
Equity REITs [2]	4%	14%
Shopping Center Equity REITs [2,3]	18%	30%
Index Comparison		
Russell 2000		
(KRT is component) [4]	-20%	14%
S&P 500 [5]	-22%	-10%
NYSE Composite [6]	-20%	-10%
Dow Jones Industrial Average [7]	-15%	-5%

1 The total return is calculated by adding the appreciation in share price for the year (12/31/02) to the average dividend yield for 2002 determined on each dividend payment date.
2 Source: NAREIT
3 Shopping center REITs only (no regional mall or free standing REITs)
4 Source: Russell (www.russell.com)
5 Source: Standard & Poors (www.standardandpoors.com)
6 Source: New York Stock Exchange
7 Source: Dow Jones & Company (www.djindexes.com)

The top five institutional owners are:

	Shares Owned	%
Cohen & Steers	2,534,800	10.98
TIAA-CREF	1,395,000	6.05
Kensington Investment	585,800	2.54
Vanguard	563,082	2.44
Barclay's	508,089	2.20

1 Based on Form 13D & 13G filings by the listed beneficial owners through 12/31/02
2 % of outstanding shares as of 12/31/02

To Our Shareholders:

As a result of our continued focus on the essentials of our business, your company is stronger and is well-positioned for future growth.

The charts on the inside cover and the first page of this report show how the Trust has performed in key areas such as rental income and market capitalization.

Aggressive Balance Sheet Improvement
Kramont initiated a recapitalization and balance sheet improvement program in 2002. The key steps toward improving liquidity, reducing near-term debt maturities and achieving our long-term goal of decreasing overall leverage to 50% are detailed on page 6.

As a result, the Trust has nearly $30 million less in mortgage debt than in 2001 and has increased beneficiaries' equity by approximately $35 million.
The company has decreased overall leverage from 58% to 53% (mortgage debt to total market capitalization based on common share closing prices on December 31, 2002 and 2001, respectively).

Kramont Out-Performs the Market
In 2002, we were able to deliver a total return of 10.12 percent. Kramont out-performed the market in 2002, continuing the trend from 2001. See chart at left.

Institutional Investment
In addition to enhancing our balance sheet, we have attracted significant new institutional interest in our common shares. Through a series of direct placements, we have increased institutional ownership of the Trust from 9.58 percent in 2001 to 34.37 percent in 2002.

Strategic Portfolio Management
We continuously focus on improving and refining our property portfolio:

- 199 new and renewal leases were executed totaling over 1.16 million square feet, representing nearly 11% of the portfolio.
- Base rental rates on new and renewal leases were 12.4% higher in 2002.
- Overall portfolio occupancy was 87% compared with 89% in 2001. Excluding properties in redevelopment, occupancy was 94% versus 92%.
- Progress continued on the disposition of non-core assets and refinement of geographic focus including the sale of Towne Square Shopping Center in Columbus, Mississippi.
- Purchased Killingly Plaza in Killingly, Connecticut.

On April 3, 2003, we completed the purchase of three properties including 24 acres for development including:

- A fully-occupied 31,500 square foot building in Springfield, New Jersey which is occupied by a ShopRite Supermarket on a long-term, triple-net lease.

The Future

Our mission is clear. It is to deliver life's essentials—groceries, health and beauty products, family apparel and financial and personal services to the marketplace in a safe and convenient environment.

Our strategy is to stay focused on our business and capitalize on our core competencies by consistently evaluating each of our assets and implementing programs that maximize their value. We are not pursuing alternate strategies.

We remain committed to a sector that has proven to be profitable both for the Trust and its shareholders. We are committed to creating value by aggressively seeking positive growth opportunities for the company.

- A fully-occupied 14,000 square foot office building in Springfield, New Jersey. The office building will continue to be the corporate headquarters of Village Super Market, Inc. (NASDAQ:VLGEA), operator of ShopRite Supermarkets and is also on a long-term triple-net lease.
- Twenty-four developable acres, which contain an existing 54,250 square foot ShopRite Supermarket in Somers Point, New Jersey. The land is approved for development of a 188,000 square foot shopping center that will be anchored by a new, state-of-the-art 80,700 square foot ShopRite Supermarket super store, under a long-term, triple-net lease.

Positioned for Future Growth

With our strengthened financial position, we are poised to capitalize on an advantageous interest rate climate. Our plan is to constantly mine our own portfolio to create new opportunities and to redevelop properties with increased return potential.

Our redevelopments of Barn Plaza, Bristol Commerce Park, The Shoppes at Valley Forge and Bethlehem Square (detailed on pages 8-15) demonstrate our ability to create additional value within our own portfolio.

Corporate Governance

The Trustees of Kramont take their obligation and fiduciary responsibility seriously. With a wealth of experience in retail and real estate and acute financial acumen, the Kramont Board provides strong leadership and guidance to management.

We fully support the letter and spirit of new SEC rules and the Sarbanes-Oxley Act regarding disclosure of financial information. We will continue to deal directly, clearly and honestly with the public and our shareholders.

Clear, Simple Financials

Kramont always presents its financial position and results in a straightforward and direct manner. Our simple, asset-based balance sheet means that the returns we have achieved are based on real performance. Our commitment to you, our shareholder, is to continue to communicate clearly and directly about the health of the Trust and the results we achieve.

The Essential People

As everyone knows, an organization is only as good as its people. At Kramont, we have truly assembled a most talented staff of real estate professionals who work hard every day to make your investment in the company as valuable as possible. We thank them for their exceptional efforts, and we look forward to your continued investment in Kramont.

Norman M. Kranzdorf
Chairman of the Board

Louis P. Meshon, Sr.
President and Chief Executive Officer



left to right, seated:
Meshon, Kranzdorf, Shulman
left to right, standing:
Korman, Levy, Shapiro, Schneider

Your Board of Trustees

Experienced and Active

Name	Position	Committees
Louis P. Meshon, Sr.	President & Chief Executive Officer Kramont Realty Trust	
Norman M. Kranzdorf	Chairman Kramont Realty Trust	
Alan L. Shulman	Private Investor	Audit Committee Executive Compensation Committee
Bernard J. Korman	Chairman Philadelphia Healthcare Trust	Audit Committee
H. Irwin Levy	Chairman & Chief Executive Officer Hilcoast Development Corporation	Executive Compensation Committee
E. Donald Shapiro	The Joseph Solomon Distinguished Professor of Law New York Law School	Audit Committee Executive Compensation Committee
Milton S. Schneider	Chief Executive Officer The Glenville Group	Audit Committee

Kramont's Board of Trustees is made up of a majority of independent trustees.

The Board is actively involved in setting strategic direction for the Trust and in reviewing material business decisions. The Trust relies on their vast experience and expertise to help increase shareholder value.

Essential to our success is Strategic Asset & Portfolio Management

Kramont has the vision and expertise to capitalize on advantageous market conditions.

Key strategies are:

- Redevelopment and remerchandising of assets to create additional value
- Disciplined approach to recapturing and re-tenanting key spaces to ensure long-term viability with minimal down-time
- Portfolio refinement through a rigorous acquisitions and dispositions program


Debt Structure
as of 12/31/02
(%)
68.1 78.7 82.3 85.4
31.9 21.3 17.7 14.6
100
90
80
70
60
50
40
30
20
10
1999 2000 2001 2002
fixed rate
floating rate


Debt Maturities by Amount
as of 12/31/02
(in thousands of dollars)
229,720 51,112 52,946 21,074 10,381 115,256
182,00
300,000
250,000
200,000
150,000
100,000
50,000
2003 2004 2005 2006 2007 After
amount to be refinanced by MetLife forward commitment

Recapitalizing the Trust

Future Interest Savings and Elimination of Near-Term Debt Maturities Provide Essential Financial Resources

Kramont initiated a recapitalization and balance sheet improvement program in 2002. As key steps toward improving liquidity, reducing near-term debt maturities and achieving our long-term goal of decreasing overall leverage to 50%, we accomplished the following:

- Completed the repurchase of all Series A-1 Preferred Shares for $6.1 million. This saved $725,000 in annual distributions and eliminated a liquidation preference of over $11 million.
- Closed the sale of 2.3 million common shares at $13.65 per share to clients of Cohen & Steers Capital Management, Inc., generating proceeds of $31.3 million.
- Secured a $190 million forward commitment from Metropolitan Life Insurance Company (MetLife) which, when closed, will refinance $182 million (nearly 80%) of the Trust's $229.7 million in debt maturing in 2003. The interest rate on the MetLife loan is 6.12%, 184 basis points lower than the 7.96% on the debt being replaced. The MetLife loan is projected to close in May and will mature in 2013.
- Closed a $100 million credit facility arranged through Fleet Securities, Inc. The facility was increased to $125 million on March 19, 2003.
- Sale of 1.8 million common shares at $14.35 per share to Teachers Insurance and Annuity Association of America (TIAA) and clients of Kensington Investment Group, Inc. and Teachers Advisors, Inc., generating proceeds of $25.5 million. As a part of the same transaction, an additional 280,000 shares were sold on January 2, 2003 at $14.35 per share; this generated proceeds of over $4.0 million.

As a result, the Trust has nearly $30 million less in mortgage debt than on December 31, 2001 and has increased beneficiaries' equity by approximately $35 million. Overall leverage has decreased from 58% to 53% (mortgage debt to total market capitalization based on common share closing prices on December 31, 2002 and 2001, respectively).

1. Louis P. Meshon, Sr. — President, Chief Executive Officer
2. George S. Demuth — Executive Vice President, Chief Operating Officer
3. Carl E. Kraus — Senior Vice President, Chief Financial & Investment Officer, Treasurer
4. Charles T. Morroney — Senior Vice President, Asset & Investment Management
5. John R. Comp — Senior Vice President, Leasing
6. Jeffrey D. Hipple — Senior Vice President, Investment Management
7. Edward Kochman — Senior Vice President, Administration
8. James M. Seip — Senior Vice President, Development & Construction
9. Etta M. Strehle — Senior Vice President, Chief Accounting Officer
10. John R. Ahle — Vice President, Operations
11. Basil S. Donnelly — Vice President, General Counsel
12. Mary Gannon — Vice President, Secretary
13. Michael G. Mortimer — Controller




2


3


4


5


6


7


8


9


10


11


12


13

New Achievement

As a part of Kramont's asset management process, Bristol Commerce Park in Bristol, Pennsylvania, was scheduled for renovation and expansion to increase its market share. Kramont aggressively recaptured space from Ames prior to its liquidation and executed a lease with Wal-Mart for 118,272 square feet in the expanded Ames space. Wal-Mart is projected to open in July 2003.


2
1

1. Wal-Mart . . . . 118,272.sf.
2. Super Fresh . . . . 43,345.sf.


Before






After






fresh
SUPERSTORE


PHARMACY

Bristol Commerce Park
Bristol, Pennsylvania

Barn Plaza
[illegible]town, Pennsylvania


Marshalls
WOW!
80%



coming soon
SPRING 2003
NT STORES
Visit us at www.kohls.com

New Achievement

Barn Plaza in Doylestown, Pennsylvania is a prime example of Kramont's ability to improve a strong center. We proactively recaptured an under-performing supermarket space and negotiated a $2.6 million use restriction fee from the tenant. An 88,248 square foot Kohl's, representing a 57% increase in space from the former supermarket, is projected to open in April. Marshalls and a Regal Cinemas multiplex serve as the other anchors for the center.



1
2
3
1 Kohl's . . . . 88,248 sf
2 Marshalls . . . . 35,700 sf
3 Regal Cinema . . . . 48,840 sf

On-going Success

The Shoppes at Valley Forge is an on-going success story for Kramont. With a renovation and "de-malling" completed in April 2002, we capitalized on the opportunity to further improve the center by bringing a full-service, value-oriented supermarket to the center.

In order to create space for a new Redner's Warehouse Market, we again proactively recaptured space from Ames prior to its liquidation. Redner's has executed a lease for 60,000 square feet and is projected to open in May 2003. The Redner's lease is guaranteed by SuperValu, a *Fortune* 100 company and the nation's leading food distributor.


1
2
3
1 French Creek Outfitters . . . . . . 29,525 sf
2 Staples . . . . 24,096 sf
3 Redner's Warehouse Market . . . 60,000 sf

The Shoppes at Valley Forge
Phoenixville, Pennsylvania


Truly Yours


STAPLES
The Office Superstore


FRENCH CREEK
HUNTING & FISHING
OUTFITTERS






THE HOME DEPOT
ENTER
ENTER




SEAFOOD


GIANT




WAL★MART



Bethlehem Square
Shopping Center
Bethlehem, Pennsylvania

On-going Success

In May 2002, Wal-Mart opened an 85,899 square foot store at Bethlehem Square. The new Wal-Mart, complemented by existing Home Depot and T.J. Maxx stores, has created a dynamic regional shopping destination for the Bethlehem, Pennsylvania market.

Giant Supermarkets, a leading grocer, was looking for a powerful, proven location in the market; at the same time, an existing supermarket needed to vacate its space despite the improved traffic and sales at the center. Our excellent relationships with both grocery store companies allowed us to accommodate each of their needs and improve the center at the same time. A new Giant Supermarket is projected to open in summer 2003.



1
2
3
4
1.Giant 56,806 sf
2.TJ Maxx 43,250 sf
3.Wal-Mart 85,899 sf
4.Home Depot 130,909 sf

The Kramont Portfolio

– 87 neighborhood and community shopping centers owned and managed, and one property in active development, representing 11.5 million square feet of gross leasable area 15 states.



Retail Property
Corporate Headquarters
Regional Office / Shopping Center

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form **10-K**

(Mark one)

(**X**) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

or

(   ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (no fee required)
For the transition period from _________ to _________

Commission file number **1-15923**

Kramont Realty Trust

Exact name of Registrant as specified in its charter

State or other jurisdiction of incorporation or organization:	Maryland
Address of principal executive offices:	580 West Germantown Pike, Suite 200,
Zip Code:	Plymouth Meeting, PA 19462
I.R.S. Employer Identification Number:	25-6703702
Registrant's telephone number, including area code:	610-825-7100
Title of Class	Name of exchange on which registered
Common Shares of Beneficial Interest, $.01 par value	New York Stock Exchange
9.75% Series B-1 Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value	New York Stock Exchange
9.50% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:	None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES__**X**__ NO_____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _____

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES__**X**__ NO_____

The aggregate market value of the voting common shares held by non-affiliates of the Registrant was approximately $340 million based on the closing price on the New York Stock Exchange for such shares on June 28, 2002.

The aggregate market value of the voting common shares held by non-affiliates of the Registrant was approximately $351 million based on the closing price on the New York Stock Exchange for such shares on March 13, 2003.

The number of shares of the Registrant's Common Shares of Beneficial Interest outstanding was 23,355,985 as of March 15, 2003.

Portions of the Registrant's definitive proxy statement for the 2003 Annual Meeting of Shareholders, to be filed not later than April 30, 2003, are incorporated by reference into Items 10, 11, 12 and 13 of Part III of this Form 10-K.

Forward-Looking Statements

Certain statements contained in this Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project", or the negative thereof, or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include:

- our inability to identify properties to acquire or our inability to successfully integrate acquired properties and operations;
- the effect of general economic downturns on demand for leased space at and the amount of rents chargeable by neighborhood and community shopping centers;
- changes in tax laws or regulations, especially those relating to REITs and real estate in general;
- our failure to continue to qualify as a REIT under U.S. tax laws;
- the number, frequency and duration of tenant vacancies that we experience;
- the time and cost required to solicit new tenants and to obtain lease renewals from existing tenants on terms that are favorable to us;
- tenant bankruptcies and closings;
- the general financial condition of, or possible mergers or acquisitions involving, our tenants;
- competition from other real estate companies or from competing shopping centers or other commercial developments;
- changes in interest rates and national and local economic conditions;
- increases in our operating costs;
- the continued service of our senior executive officers;
- possible environmental liabilities;
- the availability, cost and terms of financing;
- the time and cost required to identify, acquire, construct or develop additional properties that result in the returns anticipated or sought;
- the costs required to re-develop or renovate any of our current or future properties; and
- our inability to obtain insurance coverage to cover liabilities arising from terrorist attacks or other causes or to obtain such coverage at commercially reasonable rates.

You should also carefully consider any other factors contained in this Annual Report, including the information incorporated by reference into Annual Report. You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

Table of Contents

Part 1

Background

Kramont Realty Trust, a Maryland real estate investment trust ("Kramont") acquired its assets through the merger of Kranzco Realty Trust ("Kranzco") and CV Reit, Inc. ("CV Reit") into Kramont in a merger effective as of June 16, 2000 (the "Merger"). The Agreement and Plan of Reorganization and Merger, dated as of December 10, 1999, was adopted and approved by the shareholders of both companies on June 6, 2000. Terms of the Merger called for holders of common shares of both companies to each receive one common share of beneficial interest of Kramont for each outstanding common share of CV Reit and Kranzco on a tax-free basis, and for holders of Kranzco preferred shares to receive in exchange for such Kranzco preferred shares, Kramont preferred shares with the same rights. The Merger was accounted for as a purchase by CV Reit of Kranzco for accounting purposes.

Kramont and its consolidated subsidiaries are hereinafter referred to as the "Company."

Item 1. Business

Kramont is a self-administered, self-managed equity real estate investment trust ("REIT") which is engaged in the ownership, acquisition, redevelopment, management and leasing of community and neighborhood shopping centers. Kramont does not directly own any assets other than its interest in Kramont Operating Partnership, L.P. ("Kramont OP") and conducts its business through Kramont OP and its affiliated entities, including Montgomery CV Realty, L.P. ("Montgomery OP", together with Kramont OP and their wholly-owned subsidiaries, hereinafter collectively referred to as the "OPs"). The OPs, directly or indirectly, own all of the Company's assets, including its interests in shopping centers. Accordingly, the Company conducts its operations through an Umbrella Partnership REIT ("UPREIT") structure. As of December 31, 2002, the Company owned 93.31% of Kramont OP and is its sole general partner. As of December 31, 2002, Kramont indirectly owned 99.87% of the partnership interests of Montgomery OP and owned 100% of its sole general partner. As of December 31, 2002, the OPs owned and operated 80 shopping centers (one of which is held for sale) and 2 office buildings, and managed 5 shopping centers for third parties, located in 15 states, and aggregating approximately 11.5 million square feet.

Financial Information about Industry Segments

The Company's income-producing properties and other assets represent one reportable segment as each of the income-producing properties have similar economic and environmental conditions, business processes, types of customers (i.e., tenants), and services provided, and because resource allocation and other operating decisions are based on an evaluation of the entire portfolio. In addition, due to the repayment of an 11% mortgage note (the "Hilcoast Note") collateralized by first mortgages on the recreation facilities at the Century Village at Pembroke Pines in December 2000, the Company believes the remaining Mortgage Note Receivables are not material and no longer represent a separate operating segment.

Operating Strategies

Our primary business objectives are to increase Funds From Operations (see Management's Discussion and Analysis of Results of Operations and Financial Condition for a definition of Funds From Operations) and to enhance the value of our properties. It has been our operating strategy to achieve these objectives through:

- Efficient operation of our properties, including active leasing and property management, maintenance of high occupancy levels, increasing rental rates and controlling operating and capital costs.
- Acquisition of additional properties which satisfy our criteria, at favorable prices, including properties requiring renovation or re-leasing.
- Completion of strategic renovations and expansions to further maximize operating cash flows.
- Attainment of greater access to capital sources.

Acquisition Strategies/Investment Strategies

The Company intends to make acquisitions in a manner consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code") and regulations promulgated thereunder applicable to REITs with respect to the composition of the Company's portfolio and the derivation of income unless, because of circumstances or changes in the Code (or any related regulation), the board of trustees (the "Trustees") of the Company determine that it is no longer in the best interests of the Company to qualify as a REIT. The Company's acquisition strategy is to opportunistically acquire properties which need replacement anchor tenants or where the Company's management expertise and reputation can enhance value. That strategy includes acquiring and rehabilitating properties in new markets with strong demographic characteristics in order to reduce the Company's sensitivity to regional economic cycles. The Company will seek to utilize its UPREIT structure to acquire interests in properties in exchange for units of limited partner interest in Kramont OP ("OP Units"). Since the Company is an UPREIT, potential transferors of property to the Company may be able to transfer the property on a tax-deferred basis.

The Company will generally acquire fee simple or leasehold interests in real property consistent with the Company's acquisition strategies set forth above. However, the Company may make equity investments through joint ventures with developers, owners or other persons which may provide for, among other terms, (i) a cumulative preference as to cash distributions; (ii) a participation in net cash flows from operations; and (iii) a participation in the appreciation of the value of the underlying real property. The Company contemplates that it would maintain at least equal control over the underlying real property to be operated by any joint venture (including possibly the day-to-day management of the real property) and additional investments in or sale or financing of such underlying real property. The Company may also acquire investments in real property or real estate oriented companies through issuance of debt or equity securities in exchange for investments or by such other methods as the Trustees deem to be in the best interests of the Company.

The Company may acquire all or some of the securities of other REITs or other issuers or purchase or otherwise acquire its own shares. The Company does not anticipate investing in issuers of securities, other than REITs, for the purpose of exercising control or underwriting securities of other issuers or acquiring any investments primarily for sale in the ordinary course of business or to hold any investments with a view to making short-term profits from their sale. Although the Company may make loans to other entities or persons, it has no plans to do so. In the future, the Trustees will consider any transaction involving loans to other entities or persons on a case by case basis.

Financing Strategies

The Company intends to finance acquisitions with the most appropriate sources of capital, as determined by the Trustees, which may include limited partner units in Kramont OP, available cash flows from operations, the issuance of other equity securities, the sale of investments and, within the debt guidelines described above, bank and other institutional borrowings and the issuance of debt securities. Future borrowings by the Company for acquisitions may be either on a secured or unsecured basis.

The Company will not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments will usually limit additional indebtedness on specific properties.

Operating Practices

Virtually all operating and administrative functions, such as leasing, data processing, maintenance, finance, accounting, construction and legal, are centrally managed at the Company's headquarters. In addition, the Company maintains regional offices in Georgia, New York, Virginia, Florida, and Pennsylvania. On-site functions such as security, maintenance, landscaping, sweeping, plumbing, electrical, and other similar activities are either performed by the Company or subcontracted. The costs of those functions are passed through to tenants to the extent permitted by their respective leases.

The Company has computer software systems designed to support its operating and administrative functions and to optimize management's ability to own, operate and manage additional properties without significant increase in its general and administrative expenses. The Company's systems allow instant access to floor plans, store availability, lease data, tenants' sales history, cash flows and budgets.

Assets

At December 31, 2002, the book value of the Company's assets amounted to $779.3 million, including $686.6 million in income-producing real estate and $33.3 million in real estate mortgage notes receivable. A description of the Company's principal assets follows:

Properties

Income-Producing Real Estate and Properties Held for Sale - Please refer to Item 2. Properties.

Mortgage Notes Receivable

At December 31, 2002, the Company's mortgage notes receivable amounted to $33.3 million including an aggregate of $9 million due from H. Irwin Levy, a Trustee. They are secured by first mortgages on the recreation facilities at the three Century Village adult condominium communities in southeast Florida. As of December 31, 2002, none of the mortgage notes were delinquent.

The notes provide for self-amortizing equal monthly principal and interest payments in the aggregate amount of $6.5 million per annum, through January 2012, and bear interest at annual rates ranging from 8.84% to 13.5%. The notes are pledged as collateral for certain borrowings. Please refer to Item 13 – Certain Relationships and Related Transactions regarding related party transactions with Mr. Levy.

Investments in Unconsolidated Affiliates

Self-Storage Warehouse Partnerships

The Company owns 45% - 50% general and limited partnership interests in three partnerships whose principal assets consist of self-storage warehouses located in southeast Florida, with an aggregate of approximately 2,800 units and 320,000 square feet, managed by unaffiliated parties. The Company has no financial obligations with respect to such partnerships except under state law, as general partners. The Company receives monthly distributions from each of the partnerships based on cash flows.

Drexel

Effective December 31, 1997, the Company acquired a 95% economic interest in Drexel Realty, Inc. ("Drexel"), which for over 25 years has been engaged in the development, construction, leasing, and management of real estate. Until the Merger, Drexel managed the properties owned by Montgomery OP as well as six other properties located in Pennsylvania and New Jersey owned by third parties. During 2001, one management contract was terminated, primarily as a result of Drexel's decision to concentrate mainly on management, leasing, and renovation of the Company's properties. At this time, it is not contemplated that Drexel will seek additional third party management contracts in the future. Currently, the Company owns 1% of the voting stock and 99% of the voting stock of Drexel is beneficially owned by Mr. Louis P. Meshon, Sr. and held in a voting trust and 100% of the non-voting interest is owned by the Montgomery OP. Mr. Meshon currently serves as President of Drexel.

Industry Factors

Ownership of shopping centers involves risks arising from changes in economic conditions, generally, and in the real estate market specifically, as well as risks which result from property-specific factors such as the failure or inability to make needed capital improvements, competition, reductions in revenue arising from decreased occupancy or reductions in the level of rents obtainable, and factors which increase the cost of operating, financing and refinancing properties such as escalating interest rates and wage rates, increased taxes, fuel costs and other operating expenses and casualties. All of these kinds of risks can result in reduced net operating revenues available for distribution. The Company's ability to manage the properties effectively notwithstanding such risks and economic conditions will affect the funds available for distribution.

The results of operations of the Company also depend upon the availability of suitable opportunities for investment and reinvestment of the Company's excess cash and on the yields available from time to time on real estate investments, which in turn depend to a large extent on the type of investment involved, prevailing interest rates, the nature and geographical location of the property, competition, and other factors, none of which can be predicted with certainty.

Material Tenants

The Company relies on major tenants to pay rent, and their inability to pay rent may substantially reduce the Company's net income and cash available for distributions to shareholders. The Company's four largest tenants are Wal-Mart Stores, Inc. ("Wal-Mart"), Ahold USA, Inc. ("Ahold"), Kmart Corporation ("Kmart"), and TJX Companies, Inc. ("TJX"). As of December 31, 2002, Wal-Mart represented approximately 6.6% of the Company's annualized minimum rents, Ahold represented 4.6% of the Company's annualized minimum rents, Kmart represented 3.1% of the Company's annualized minimum rents, and TJX represented 2.8% of the Company's annualized minimum rents. As of December 31, 2002, no other tenant would have represented more than 2.0% of the aggregate annualized minimum rents of the Company's shopping centers.

Bankrupt Tenants

The Company's business, results of operations and financial condition would be materially adversely affected if a significant number of tenants at the shopping centers fail to meet their lease obligations, including the obligation, in certain cases to pay a portion of increases in the Company's operating expenses. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment. If a tenant seeks protection under the bankruptcy laws, the lease may be terminated or rejected in which case the amount of rent the Company is able to collect will be substantially reduced and in some cases the Company may not collect any rent. In addition, it is likely the Company would not be able to recover any unamortized deferred costs related to such tenant. Accordingly, the bankruptcy or insolvency of one or more major tenants or a number of other tenants may materially adversely affect our business, results of operations and financial condition.

Kmart has commenced bankruptcy proceedings. Our financial position may be adversely affected if Kmart or a bankruptcy trustee or any other successor to its assets in bankruptcy terminates or renegotiates the terms of Kmart leases or closes Kmart stores at the Company's shopping centers. Kmart has announced that it will close its store located in Manchester, Connecticut, which is one of the Company's seven Kmart stores. The minimum rent payable under the lease for the store to be closed, which may be rejected by Kmart, represents approximately three-tenths of one-percent of the Company's total annualized minimum rents.

Competition

The Company's competitors for acceptable investments include insurance companies, pension funds, and other REIT's which may have investment objectives similar to the Company's and some of which have greater financial resources than the Company's. All of the shopping centers are located in areas which have shopping centers and other retail facilities. Generally, there are other retail properties within a five-mile radius of a shopping center. The amount of rentable retail space in the vicinity of the Company's shopping centers could have a material adverse effect on the amount of rent charged by the Company and on the Company's ability to rent vacant space and/or renew leases of such shopping centers. There are numerous commercial developers, real estate companies, and major retailers that compete with the Company in seeking land for development, properties for acquisition and tenants for properties, some of which may have greater financial resources than the

Company and more operating or development experience than that of the Company. There are numerous shopping facilities that compete with the Company's shopping centers in attracting retailers to lease space. In addition, retailers at the shopping centers may face increasing competition from the Internet, outlet malls, discount shopping clubs, catalog companies, direct mail, telemarketing and home shopping TV. The Company is not aware of statistics which would allow the Company to determine its position relative to all of the Company's competitors in the ownership and operation of shopping centers.

Real Estate and Other Considerations

As an owner and developer of real estate, the Company is subject to risks arising in connection with such activities and with the underlying real estate, including unknown deficiencies of and the ability to successfully develop or manage recently acquired shopping centers, poor economic conditions in those areas where shopping centers are located, defaults on tenant leases or non-renewal of leases, tenant bankruptcies, competition, liquidity of real estate, inability to rent vacant space, failure to generate sufficient income to meet operating expenses, including debt service, capital expenditures and tenant improvements, balloon payments on debt, environmental matters, financing availability, financial and operating restrictions imposed by certain financing arrangements, defaults under and failure to repay borrowings, fluctuations in interest rates, changes in real estate and zoning laws, cost overruns, delays and other risks of development activities. The success of the Company also depends upon certain key personnel, its ability to maintain its qualification as a REIT and trends in the national and local economy, including income tax laws, governmental regulations and legislation, and population trends.

Employees

As of December 31, 2002, the Company had approximately 136 full and part-time employees. None of the Company's employees are subject to a collective bargaining agreement and the Company has experienced no labor-related work stoppages. The Company considers its relations with its personnel to be good.

Environmental Regulations

Various Federal, state, and local laws and regulations subject property owners or operators to liability for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner or operator responsible for or even knew of the presence of such substances. The presence of or failure to properly remediate hazardous or toxic substances (such as toxic mold) may adversely affect our ability to rent, sell, or borrow against contaminated property. Payment of such costs and expenses could adversely affect our ability to make distributions or payments to our investors.

Tax Status

The Company expects to continue to qualify as a REIT. A trust, which qualifies as a REIT is required to distribute at least 90% of ordinary taxable income for a taxable year and can deduct distributions paid to shareholders of beneficial interest with respect to such taxable year from taxable income.

A REIT is not required to distribute capital gain income but to the extent it does not, it must pay the applicable capital gain income tax unless it has ordinary losses to offset such capital gain income. The Company has historically distributed to the Company's shareholders capital gain income arising from principal repayments on the Company's mortgage notes receivable which are being reported on the installment method for tax purposes.

The taxation of the Company and its shareholders could change if relevant Federal, state or local income tax law provisions change.

Information About Kramont on the Internet

The Company's web site address on the Internet is www.kramont.com. By providing a hyperlink on the Company's Internet web site to a third-party SEC filings web site, the Company makes available free of charge through its Internet web site its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to the Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The Company does not maintain or provide such information directly to its Internet web site. The Company makes no representations or warranties with respect to the information contained on the third-party SEC filings web site and takes no responsibility for supplementing, updating, or correcting any such information.

Item 2. Properties

Real Estate – Income-Producing

The Company, directly or indirectly, owns 79 income-producing neighborhood or community shopping centers, 1 property held for sale, and 2 office buildings, located in fifteen states comprising 10.6 million square feet. The properties are diverse in size, ranging from 2,650 square feet to 387,000 square feet of gross leasable area with an average of 130,000 square feet of gross leasable area. The shopping centers generally attract local area customers and are typically anchored by a supermarket, drugstore, or discount stores. The centers are smaller than regional malls and do not depend on customers who travel long distances. The tenant base generally concentrates on everyday purchases from local customers. Anchor tenants attract shoppers who also often patronize the smaller shops. At December 31, 2002, 88.01% of the gross leasable area of the Company's income-producing real estate was leased. The Company has pledged 97.5% of the book value of its income-producing real estate as collateral for borrowings.

On September 30, 2002, the Company signed a definitive agreement to acquire 3 properties and 16 acres of land for development for approximately $12.5 million in cash and shares of beneficial interest. The purchase includes a 31,500 square foot Shop Rite Supermarket and a fully occupied 14,000 square foot office building in Springfield, New Jersey, a 54,000 square foot Shop Rite Supermarket, and an adjacent 16 acres of land approved for development in Somers Point, New Jersey. The transaction is expected to be completed before the end of 2003 and is subject to usual real estate due diligence.

Properties Held For Sale

The properties held for sale at December 31, 2002, consist of three parcels of unimproved commercial land, totaling 38 acres located in southeast Florida and a shopping center in Hamden, Connecticut. These properties are carried at the lower of cost or fair value less selling costs. Carrying amounts and subsequent declines or gains in fair value are recorded in operations as incurred (see Note 2 to the consolidated financial statements in Item 8). Properties sold and held for sale in prior periods have been reclassified to Properties Held for Sale on the consolidated balance sheet and Discontinued Operations on the statement of income in all periods presented.

Subsequent Events

On March 6, 2003 the Company sold a 28 acre parcel of unimproved land located in Miramar, Florida. The sale price for the land was $3.6 million with net proceeds of approximately $3.5 million. The Company will record a gain of approximately $1.1 million. The Company will use the proceeds for general corporate purposes.

The following table sets forth certain pertinent information, as of December 31, 2002, regarding the Company's properties:

Property	Location	Year Acquired	Year of Latest Renovation/ Expansion	Ownership Interest	Gross Leasable Square Area (Sq.Ft)	Lease Occupancy Rate 12/31/02	Principal Tenants (Lease Expiration/ Option Expiration)
Shopping Centers							
Connecticut							
Groton Square	Groton	2000	2001	Fee	194,862	99.55%	Stop & Shop (2007/2027), Kohl's (2022/2042)
Killingly Plaza	Killingly	2002	N/A	Fee	75,376	98.42	Great Atlantic & Pacific (2010/2030)
Manchester Kmart Plaza	Manchester	2000	1998	Fee	183,377	100.00	Kmart (2007/2022) (6) (7), Pep Boys (2016/2036)
Milford	Milford	2000	N/A	Leasehold (2020)	25,200	100.00	Xpect Discount Drug (2004/2009)
Orange	Orange	2000	N/A	Leasehold (2003)	27,000	100.00	Big Bob's Carpet Outlet (2006)
Parkway Plaza I	Hamden	2000	N/A	Fee	72,530	17.99	
Stratford Square	Stratford	2000	N/A	Fee	160,086	96.33	Marshalls (2005/2010), Entertainment Cinema (2009/2039)
Florida							
Century Plaza	Deerfield Beach	1982	2002	Fee	90,669	91.52	Broward County Library (2007/2013)
Village Oaks	Pensacola	2000	N/A	Fee	171,653	100.00	Wal Mart (2008/2038) (1)
Georgia							
Bainbridge Town Center	Bainbridge	2000	N/A	Fee	143,729	98.54	Kmart (2015/2065) (6), Food Lion (2010/2030)
Douglasville Crossing	Douglasville	2000	N/A	Fee	267,800	63.53	Wal Mart (2010/2040) (1) Rhodes Furniture (2003/2005)
Holcomb Bridge	Roswell	2000	N/A	Fee	105,420	92.44	Cub Foods Inc. (2008/2033) (1) (6), Georgetown Interiors (2003/2008)
Northpark	Macon	2000	1998	Fee	195,355	96.98	Kroger (2008/2028), Kmart (2013/2063) (6)
Park Plaza	Douglasville	2000	N/A	Fee	46,495	90.54	Kroger (9)
Snellville Oaks	Snellville	2000	N/A	Fee	220,885	98.10	Wal Mart (2011/2041) (1), Regal Cinema (2015/2025), Food Lion (2011/2031)
Summerville	Summerville	2000	N/A	Fee	67,809	97.94	Wal Mart (2004/2034)
Tifton Corners	Tifton	2000	N/A	Fee	186,629	90.89	Wal Mart (2011/2041) (1), Bruno's (2010/2025)
Tower Plaza	Carrollton	2000	N/A	Fee	89,990	94.05	Bruno's (2007/2027)

Property	Location	Year Acquired	Year of Latest Renovation/ Expansion	Ownership Interest	Gross Leasable Square Area (Sq.Ft)	Lease Occupancy Rate 12/31/02	Principal Tenants (Lease Expiration/ Option Expiration)
Georgia con't							
Vidalia	Vidalia	2000	N/A	Fee	93,696	100.00	Wal Mart (2005/2035) (1)
Village at Mableton	Mableton	2000	1998	Fee	239,474	90.42	Kmart (2014/2064) (6), Cub Foods (2009/2029) (1) (6), CVS (2004/2019) (1)
Kentucky							
Harrodsburg Marketplace	Harrodsburg	2000	N/A	Fee	60,048	100.00	Kroger (2007/2027)
Maryland							
Campus Village	College Park	2000	N/A	Fee	25,529	100.00	
Coral Hills	Coral Hills	2000	N/A	Fee	82,550	85.74	Shoppers Food Warehouse (2004/2029), CVS (2008/2018)
Fox Run	Prince Frederick	2000	1997	Fee	293,423	98.24	Kmart (2016/2066) (6), Giant Foods (2021/2051), Peebles (2012/2032)
Michigan							
Musicland	Livonia	2000	N/A	Fee	80,000	100.00	Media Play (2007/2027)
New Jersey							
Collegetown	Glassboro	2000	1995	Fee	251,015	99.16	Kmart (2006/2021) (6), Acme (2004/2044), Pep Boys (2015/2020)
Hillcrest Mall	Phillipsburg	2000	1985	Fee	220,985	48.82	Warren Hospital (2008/2018), Consolidated Stores (2004/2019)
Lakewood Plaza	Lakewood	1999	N/A	Fee	203,699	99.34	Shop Rite Supermarkets (2010/2030), Consolidated Stores (2007/2012)
Marlton Shopping Center- Phase I	Evesham	1998	2001	Fee	157,188	96.13	T.J. Maxx (2011/2026) DSW (2011/2031), Somnia (2003/2013)
Marlton Shopping Center- Phase II	Evesham	1998	2001	Fee	154,066	98.71	Burlington Coat Factory (2007/2031), Home Goods (2006/2021)
Rio Grande Plaza	Rio Grande	1997	1997	Fee	138,747	95.98	JC Penney (2012/2042), Peebles (2012/2022), Sears (2006/2026)
Suburban Plaza	Hamilton	2000	1999	Fee	244,718	35.11	Snyder Drug (2007)
New York							
A & P Mamaroneck	Mamaroneck	2000	N/A	Fee	24,978	100.00	Great Atlantic & Pacific (2006/2016)
The Mall at Cross County	Yonkers	2000	2000	Fee	263,568	100.00	National Wholesale Liquidators (2012/2032), TJ Maxx (2004/2014), Home Goods (2010/2025), The Sports Authority (2010/2025), Circuit City (2018/2038)
Highridge	Yonkers	2000	N/A	Fee	88,501	100.00	Pathmark (2003/2028)
North Ridge	New Rochelle	2000	N/A	Fee	42,131	99.75	Harmon Cosmetics (2007/2017), NRHMC (2011/2016)
Port Washington	Port Washington	2000	N/A	Leasehold (2067)	19,600	100.00	North Shore Farms (2003/2028)
Village Square	Larchmont	2000	N/A	Fee	17,028	100.00	Trader Joe's (2009/2024)
North Carolina							
Cary Plaza	Cary	2000	N/A	Fee	60,702	100.00	Food Lion (2010/2030) (1)
Magnolia Plaza	Morganton	2000	N/A	Fee	104,539	95.98	Ingles Supermarket (2007/2062)
Ohio							
Pickaway Crossing	Circleville	2000	N/A	Fee	127,130	100.00	Wal Mart (2009/2039)
Pennsylvania							
550 W. Germantown Pike	Plymouth Meeting	2002	N/A	Fee	2,650	0.00	
555 Scott Street	Wilkes-Barre	1997	N/A	Fee	8,400	100.00	Pet Supplies Plus (2005)
69th Street Plaza	Upper Darby	2000	1994	Fee	42,500	100.00	Snyder Drug (2003/2006)
Barn Plaza	Doylestown	2000	2002	Fee	213,108	68.06	Marshalls (2004/2019), Regal Cinemas, Inc. (2018/2027), Kohl's (2024/2054) (8)

Property	Location	Year Acquired	Year of Latest Renovation/ Expansion	Ownership Interest	Gross Leasable Square Area (Sq.Ft)	Lease Occupancy Rate 12/31/02	Principal Tenants (Lease Expiration/ Option Expiration)
Pennsylvania con't							
Bensalem Square	Bensalem	2000	1983	Fee	72,558	99.43	Pathmark (2009/2039)
Bethlehem Square	Bethlehem	2000	1994	Fee	386,820	100.00	TJ Maxx (2006/2021), Home Depot (2010/2040), Giant Food Store (2010/2030) (1), Wal-Mart (2007/2027)
Bradford Mall	Bradford	2000	N/A	Fee (2)	287,975	55.59	Kmart (2004/2049) (6), Consolidated Stores (2007/2017),
Bristol Commerce	Bristol	2000	1993	Fee	273,119	54.59	Superfresh (2008/2038), Wal-Mart (2013/2063) (8)
Chesterbrook Village	Wayne	1997	1995	Fee	122,316	95.83	Genuardi Markets (2010/2030)
Collegeville	Collegeville	1998	1994	Fee	110,696	98.61	Acme (2008/2038), Annie Sez (2007/2017)
Chalfont Village	New Britain	1999	N/A	Fee	46,051	100.00	
Cherry Square	Northampton	1999	N/A	Fee	75,005	100.00	Redners Supermarket (2016/2036)
County Line Plaza	Souderton	1997	1998	Fee	175,079	99.43	Woolco, Inc. (2007/2017) (1) (3), Clemens Markets (2007/2027)
Danville Plaza	Danville	1997	1987	Fee	24,052	96.41	CVS Pharmacy (2007/2027)
Dickson City	Dickson City	1997	1990	Fee	47,224	69.51	Office Max (2007/2017)
Franklin Center	Chambersburg	2000	N/A	Fee	174,892	87.94	Food Lion (2010/2030), Big Lots (2003/2013), Lowe's (2010/2019) (1)
Gilbertsville	Gilbertsville	1998	N/A	Fee	85,748	100.00	Weis Markets (2004/2019)
MacArthur Road	Whitehall	2000	N/A	Fee	50,856	92.92	Frank's Nursery (2012/2032)
New Holland Plaza	New Holland	1998	N/A	Fee	65,730	88.74	Amelia's Market (2010/2020),
Mount Carmel Plaza	Glenside	1997	N/A	Fee	14,504	100.00	Dollarland (2007/2017)
North Penn Marketplace	Upper Gwynedd	1998	N/A	Fee	57,898	100.00	Weis Markets (9) Eckerd Drugs (2003/2018)
Park Hills Plaza	Altoona	2000	1996	Fee	279,858	99.30	Weis Market (2022/2037), Dunham's Sporting Goods (2005/2015), Toys R Us (2015/2035), Staples (2010/2025), Superpetz (2005/2015)
Pilgrim Gardens	Drexel Hill	2000	N/A	Fee	83,358	81.97	Loehmann's (2008/2013) (6)
Street Road	Bensalem	2000	1995	Fee	68,031	98.57	Snyder Drug(2005/2008)
The Shoppes at Valley Forge	Phoenixville	2000	2002	Fee	177,389	50.03	French Creek Outfitters (2005/2020), Staples (2011/2026), Redners Supermarket (2023/2030) (8)
Valley Fair	Tredyffrin	2000	2001	Fee	110,550	83.34	Oskar Huber Furniture (2011/2026) Chuck E. Cheese (2010/2025)
Village at Newtown	Newtown	1998	N/A	Fee	177,032	98.20	Genuardi Markets (2008/2028), Zany Brainy (2005/2015)
Village West	Allentown	2001	N/A	Fee	133,611	100.00	Giant Supermarket (2019/2039), CVS (2019/2029)
Whitehall Square	Whitehall	2000	2001	Fee	298,023	97.91	Stop & Shop (2006/2024), Drug Emporium (2006/2016), Today's Man (2006/2007), The Sports Authority (2006/2036), Kids R Us (2007/2027)
Whitemarsh	Conshohocken	1997	2002	Fee	67,476	100.00	Clemens Markets (2022/2031)
Woodbourne Square	Langhorne	1997	N/A	Fee	29,976	99.57	
Rhode Island							
Wampanoag Plaza	East Providence	2000	N/A	Fee	242,162	74.98	Shaw's Drugstores (2006/2016) , Marshalls (2006/2006), Savers/TVI, Inc. (2010/2025)
South Carolina							
East Main Centre	Spartanburg	2000	2000	Fee	190,686	84.42	Wal Mart (2009/2034), Tractor Supply (2015/2030)
Park Centre	Columbia	2000	2000	Fee	226,705	98.68	Wal Mart (2009/2039) (4), Piggly Wiggly (2012/2027), Steinmart (2010/2030)

Property	Location	Year Acquired	Year of Latest Renovation/ Expansion	Ownership Interest	Gross Leasable Square Area (Sq.Ft)	Lease Occupancy Rate 12/31/02	Principal Tenants (Lease Expiration/ Option Expiration)
Tennessee							
Meeting Square	Jefferson City	2000	N/A	Fee	92,968	100.00	Wal Mart (2009/2039) (1), *Food Lion (2009/2039)*
Virginia							
Culpeper Town Mall	Culpeper	2000	1999	Fee	137,564	93.27	Tractor Supply (2012/2022), Food Lion (2019/2029)
Marumsco-Jefferson Plaza	Woodbridge	2000	N/A	Fee	323,236	73.85	Giant Food Store (2004/2024), Peebles (2004/2010), Consolidated Stores, Inc. (2007/2017)
Statler Crossing	Staunton	2000	N/A	Fee	166,944	96.89	Wal Mart (2009/2034) (5), Rack 'N Sack (2013/2028) (1)
Office Buildings							
Florida							
Century Village Administration Building	W. Palm Beach	1970	1995	Fee	22,786	100.00	
Pennsylvania							
Plymouth Plaza	Plymouth Meeting	1997	1994	Fee	30,027	94.62	Kramont Realty Trust (2004)
Total income-producing properties					10,511,743	88.01	
Property Held for Sale							
Parkway Plaza II	Hamden	2000	N/A	Fee	91,164	2.85	
Totals					**10,602,907**	**87.28%**	

(1) Includes space for which rent is being paid but is not presently occupied.

(2) 84,695 square feet gross of leasable area is subject to a ground lease which expires in 2004. The Company is the lessee under this ground lease.

(3) Lease is with Woolco, Inc. Sublease is with Kimsworth, Inc.

(4) Lease is with Wal-Mart Stores, Inc. Sublease is with Resource Bancshares Mortgage Group

(5) Lease is with Wal-Mart Stores, Inc. Sublease is with Fisher Auto Parts, Inc.

(6) Operating in bankruptcy.

(7) Kmart has announced that this store will close in 2003.

(8) Rent will commence in 2003 and is not included in occupancy rate as of December 31, 2002.

(9) *Tenant occupies space not owned by the Company and is not included in the gross leasable area of the shopping center.*

Item 3. Legal Proceedings

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of 2002.

Part 2

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The common shares of beneficial interest (the "Common Shares") are listed for trading on the New York Stock Exchange under the symbol "KRT". The following table sets forth the high and low sales prices per Common Share and the distributions per Common Share which were declared by Kramont for each quarter during the past two years.

Kramont Market Price	High	Low	Distributions Declared
2002			
First Quarter	$ 14.26	$ 12.35	$ .325
Second Quarter	16.25	13.24	.325
Third Quarter	15.94	11.10	.325
Fourth Quarter	15.75	12.51	.325
			$ 1.30
2001			
First Quarter	$ 11.39	$ 9.00	$ .325
Second Quarter	13.78	10.05	.325
Third Quarter	13.79	10.10	.325
Fourth Quarter	15.08	11.90	.325
			$ 1.30

The Company has paid regular quarterly cash distributions on its common stock and common shares of beneficial interest since it commenced operations in January 1982. Future distributions paid by the Company will be at the discretion of the Board of Trustees and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deem relevant.

As of March 10, 2003, there were 23,355,985 Common Shares outstanding, and the approximate number of holders of record of the Common Shares was 2,200. The Company owns 23,355,985 Common OP Units in Kramont OP representing the sole general partnership interest and 93.31% of the limited partnership interests in Kramont OP. The Company indirectly owns 9,416,754 units of limited partnership (also called "OP Units") in Montgomery OP representing a 99.87% partnership interest in Montgomery OP and owned 100% of its sole general partner. The holders of substantially all of the remaining OP Units have the right to require Kramont OP or Montgomery OP, as the case may be, to redeem their OP Units for cash at any time. However, upon a holder giving notice of the exercise of this right, the Company has the right to acquire such holder's OP Units in exchange for cash or, if certain conditions are satisfied, an equal number of Kramont Common Shares.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information regarding the securities authorized for issuance under the Company's equity compensation plans, as of December 31, 2002.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (3) (c)
Equity compensation plans approved by shareholders (1)	462,750	$ 14.06	3,098,750
Equity compensation plans not approved by shareholders (2)	–	$ –	–
Total	462,750	$ 14.06	3,098,750

(1) The equity compensation plans which were approved by the Company's shareholders are the 1995 Incentive Plan, the Montgomery CV Trust Executive Stock Option Plan, the Drexel Realty, Inc. 1997 Stock Option Plan, the CV Reit, Inc. Non-Employee Director 1998 Stock Option Plan, and the 2000 Incentive Plan

(2) There are no equity compensation plans which were not approved by the Company's shareholders.

(3) Excludes securities reflected in column (a).

Item 6. Selected Financial Data

The financial information included in the following table has been selected by the Company and has been derived from the consolidated financial statements for the periods indicated.

Under generally accepted accounting principals, the Merger was accounted for as a purchase by CV Reit of Kranzco. Therefore, all of the financial information prior to June 16, 2000, is for CV Reit. All of the financial information included in the following table for periods on and after June 16, 2000 relates to the Company as a combined entity.

(dollars in millions, except share data)					Years Ended December 31,
	2002	2001	2000(a)	1999	1998
Revenues					
Rent	**$ 105.1**	$ 101.6	$ 66.4	$ 25.6	$ 17.2
Interest and Other	**5.3**	6.1	9.4	8.0	8.8
Total Revenues	**$ 110.4**	$ 107.7	$ 75.8	$ 33.6	$ 26.0
Net income from discontinued operations (b)	**$ (.2)**	$ 7.8	$ .3	$ -	$ -
Income before preferred distribution	**$ 18.0**	$ 25.8	$ 17.6	$ 7.2	$ 8.8
Net income to common shareholders	**$ 11.0**	$ 18.3	$ 13.4	$ 7.2	$ 15.9 (c)
Funds From Operations (FFO) (d)	**$ 27.0**	$ 28.5	$ 22.7	$ 10.8	$ 9.5
Per common share:					
Net income to common shareholders, basic and diluted	**$ .54**	$ .97	$ .97	$ .91	$ 1.99
Dividends declared	**$ 1.30**	$ 1.30	$ 1.27	$ 1.16	$ 1.16
Weighted average common shares outstanding, basic	**20,380,949**	18,803,535	13,857,409	7,966,621	7,966,621
Weighted average common shares outstanding, diluted	**20,401,095**	18,815,657	13,858,427	7,966,621	7,966,621
At Year End:					
Total assets	**$ 779.3**	$ 769.2	$ 764.0	$ 257.8	$ 225.4
Borrowings	**$ 480.5**	$ 510.2	$ 500.3	$ 156.3	$ 121.9
Beneficiaries equity:					
Total	**$ 253.9**	**$ 219.0**	**$ 225.2**	**$ 77.6**	**$ 79.6**

(a) On June 16, 2000, Kramont acquired its assets through the merger of CV Reit and Kranzco into Kramont. See Item 7. Management's Discussion and Analysis of Results of Operation and Financial Condition and Note 1 to the consolidated financial statements.

(b) Effective January 1, 2002, the Company adopted SFAS 144 (See Note 3). Prior periods have been reclassified.

(c) Includes $7 million benefit arising from the reversal of deferred tax liability.

(d) Funds From Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts (NAREIT), consists of net income (computed in accordance with generally accepted accounting principles) before depreciation and amortization of real property, extraordinary items and gains and losses on sales of real estate. Please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for the calculation of FFO

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto in Item 8 (collectively, the "financial statements").

Results of Operations

The Merger was accounted for as a purchase by CV Reit of Kranzco. Accordingly, the operating results of the net assets acquired are included in the consolidated financial statements from the effective date of the Merger which was June 16, 2000. As a result, the Company believes the comparison for the years ended December 31, 2001 and 2000 may not be meaningful.

Net Income

2002 Compared to 2001

For the year ended December 31, 2002, net income to holders of Common Shares was $11 million or $.54 per weighted average common share compared to $18.3 million or $.97 per weighted average common share for the year ended December 31, 2001. The discussion below highlights the major components which caused the decrease in net income.

For the year ended December 31, 2002, rent and other revenue and operating expenses increased by $3.2 million and $2 million, respectively (a net rental income increase of $1.2 million). The rent revenue increase is primarily due to increased rentals in the existing portfolio in the amount of $1.5 million and $3.3 million in rents from the acquisition of two shopping centers on December 27, 2001 and April 26, 2002, offset by the loss of rent from tenant bankruptcies in the amount of $1.6 million. Operating expenses increased during the twelve months ended December 31, 2002, primarily due to the purchase of two shopping centers which amounted to $606,000, an increase in real estate tax expense in the amount of $800,000, and an increase in on-site management expense in the amount of $600,000.

Interest income decreased by $431,000 during 2002, primarily attributable to a reduction on the balance of the Company's mortgage notes receivable due to scheduled repayments of principal in the amount of $237,000 and a decrease in interest rates on the Company's cash deposits in the amount of $194,000. The Company's mortgage notes receivables are long term and require self-amortizing payments through 2012.

Interest expense decreased by $776,000 during 2002, primarily as a result of a decrease in interest paid on the Company's variable rate debt of $919,000, and the repayment of borrowings of $1.2 million, offset by an increase in interest of $962,000 due to the assumption of debt in the acquisition of a shopping center on December 27, 2001 and $335,000 expense due to the write-off of deferred finance costs due to the prepayment of a credit facility in December, 2002.

Depreciation and amortization increased by $1.5 million, primarily due to additional expense of $1 million as a result of capital expenditures in the current year and a full year of depreciation on 2001 capital expenditures, and the additional expense of $500,000 as a result of the acquisition of two shopping centers on December 27, 2001 and April 26, 2002.

General and administrative expenses decreased by $353,000, principally due to a decrease in performance related bonuses offset by an increase in the amortization of restricted shares.

Preferred share distributions decreased by $444,000 due to the Company's purchase of all 11,155 outstanding Series A-1 Increasing Rate Cumulative Convertible Preferred Shares on May 15, 2002.

Net loss from discontinued operations was $156,000 for 2002 compared to net income of $7.8 million for 2001. The 2002 amount consisted of a loss from the sale of real estate in the amount of $45,000 and a loss from the operations of properties sold and properties held for sale of $124,000. The 2002 amount includes the net income from properties sold in 2002 as well as properties held for sale. The 2001 amount consisted of a gain from the sale of real estate in the amount of $5.1 million and income from the operations of properties sold and properties held for sale of $3.2 million. The 2001 amount includes the net income from properties sold in 2001 and 2002, as well as the properties held for sale.

2001 Compared to 2000

For the year ended December 31, 2001, net income to holders of Common Shares was $18.3 million or $.97 per weighted average common share compared to $13.4 million or $.97 per weighted average common share for the year ended December 31, 2000. The discussion below highlights the major components which caused the increase in net income.

For the year ended December 31, 2001, rent and other revenue and operating expenses increased by $34.7 million and $11.2 million, respectively (a net rental income increase of $23.5 million), primarily due to the Merger.

Interest income decreased by $2.9 million during 2001, primarily attributable to a reduction on the balance of the Company's mortgage notes receivable due to scheduled repayments of principal and the prepayment of the Hilcoast Note in December 2000. The Company's remaining mortgage notes receivables are long term and require self-amortizing payments through 2012.

Interest expense increased by $9.2 million during 2001 principally as a result of increased borrowings assumed in the Merger offset by decreased interest on the Company's floating rate debt and a lower debt balance as a result of the disposition of four properties in the fourth quarter of 2000 and in 2001, as well as the repayment of debt from proceeds of the sale of the Hilcoast Note Receivable in December 2000. Interest expense during 2000 also included an exit fee of $478,000 for a credit facility that was repaid in August 2000.

Depreciation and amortization increased by $5.7 million, primarily as a result of the Merger.

General and administrative expenses increased by $2.8 million, principally due to increased personnel as a result of the Merger and performance related bonuses, as well as the partial vesting of restricted shares awarded effective September 1, 2001.

The $252,000 increase in equity in income of unconsolidated affiliates was primarily attributable to the reduction of general and administrative charges incurred by Drexel. As a result of the Merger, these general and administrative charges were no longer incurred by Drexel and are incurred by Kramont OP.

Preferred share distributions increased by $3.3 million as a result of the Merger.

Net income from discontinued operations was $7.8 million for 2001 compared to $345,000 for 2000. The 2001 amount consisted of a gain from the sale of real estate in the amount of $5.1 million and income from the operations of properties sold and properties held for sale of $3.2 million. The 2001 amount includes the net income from properties sold in 2001 and 2002, as well as the properties held for sale. The 2000 amount consisted of a gain from the sale of real estate in the amount of $150,000 and income from the operations of properties sold and properties held for sale of $228,000. The 2000 amount includes the net income from properties sold in 2000, 2001, and 2002, as well as the properties held for sale.

Funds From Operations

The following schedule reconciles FFO to net income for the years presented (in thousands):

	2002	2001	2000
Net income to common shareholders	**$ 10,951**	$ 18,260	$ 13,391
Depreciation and amortization of real property (including unconsolidated affiliates) (1) (2)	**16,036**	14,998	9,413
(Gain) loss on sale of real estate (3)	**42**	(4,754)	(124)
FFO	**$ 27,029**	$ 28,504	$ 22,680

(1) Net of minority interests of $1,298, $1,042, and $846, respectively.

(2) Depreciation related to unconsolidated affiliates of $192, $170, and $161, respectively.

(3) Net of amounts attributable to minority interests of $3, ($337), and ($7), respectively.

(e) The Company believes that FFO should be considered in conjunction with net income, as presented in the statements of operations. The Company believes that FFO is an appropriate measure of operating performance because real estate depreciation and amortization charges are not meaningful in evaluating the operating results of the Company's properties and extraordinary items and the gain on the sale of real estate would distort the comparative measurement of performance and may not be relevant to ongoing operations. However, FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to either net income as a measure of the Company's operating performance or to cash flows from operating activities as an indicator of liquidity or cash available to fund all cash flow needs. Since all companies do not calculate FFO in a similar fashion, the Company's calculation, presented above, may not be comparable to similarly titled measures reported by other companies. Please refer to Item 6, Selected Financial Data, note d.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows

Unrestricted cash and cash equivalents were $16.5 million, $9.2 million and $10.4 million at December 31, 2002, 2001 and 2000, respectively.

Net cash provided by operating activities, as reported in the consolidated statements of cash flows increased to $38.3 million in 2002 from $30.6 million in 2001 and $20.5 million in 2000. The increase in cash flows from operating activities is primarily due to an increase in accounts payable and other liabilities of $4.8 million in 2002 compared to a decrease in accounts payable and other liabilities of $4.7 million in 2001.

Net cash used in investing activities amounted to $14.1 million in 2002, which decreased from net cash provided by investing activities of $5.7 million in 2001, and $23.5 million in 2000. The 2002 amounts reflect $9.8 million used for the acquisition of a shopping center in Killingly, Connecticut and a free-standing building in Plymouth Meeting, Pennsylvania, and $9.7 million used for capital improvements, offset by $2 million of collections on mortgage notes receivable and $2.6 million of proceeds from the sale of a free-standing building in Frederick, Maryland and a shopping center in Columbus, Mississippi. In 2001, net cash provided by investing activities was $5.7 million and reflects $1.9 million of collections of mortgage notes receivable and $17.3 million of proceeds from the sale of three shopping centers in Baltimore, Maryland, Brookhaven, Mississippi, and Frederick, Maryland, partially offset by $13.9 million of capital improvements and $234,000 used for the purchase of a shopping center in Allentown, Pennsylvania. In 2000 investing activities provided $23.5 million which reflects $1.6 million of collections on mortgage notes receivable and $27.5 million for the payoff of the Hilcoast Note and $3.8 million of proceeds from the sale of a free-standing building in Flint, Michigan, partially offset by $6 million of capital improvements, net cash used for the merger of CV Reit and Kranzco of $3.5 million and an increase in restricted cash of $700,000.

Net cash used in financing activities decreased to $16.9 million in 2002 from net cash used in financing activities of $37.5 million in 2001, and $37.2 million in 2000. The 2002 amounts consist of cash distributions of $33.4 million to shareholders, cash distributions of $2.1 million to minority interests, $29.7 million of net repayment of borrowings, $6.1 million used for the purchase of 11,155 shares of Preferred Series A-1 shares of beneficial interest, and $3 million of deferred finance costs, partially offset by $56.7 million of proceeds from the issuance of new common shares of beneficial interest and $635,000 of proceeds from the issuance of common shares of beneficial interest as a result of the exercising of options. The 2001 amounts consist of cash distributions of $32 million to shareholders, cash distributions of $1.7 million to minority interests, $4.1 million of net repayment of borrowings, and $561,000 of deferred finance costs, partially offset by $862,000 of proceeds from the issuance of common shares of beneficial interest as a result of the exercising of options. The 2000 amounts consist of cash distributions of $20.8 million to shareholders, $1.7 million to minority interests, $2.5 million of deferred finance costs and $2.3 million for the purchase of 146,800 shares of Preferred Series D shares of beneficial interest, and $9.8 million of net repayment of borrowings.

Borrowings

At December 31, 2002, the Company's contractual obligations for borrowings are as follows:

Payments Due by Period		(in thousands)
1 year	$	229.7
2 to 3 years	$	104.0
4 to 5 years	$	31.5
After 5 years	$	115.3

At December 31, 2002, the Company's ability to borrow under lines of credit is as follows:

Total amounts available	$	31.7
Commitment expiration per period (in thousands)		
1 year	$	6.7
2 to 3 years	$	25.0

Borrowings consist of $410.3 million of fixed rate indebtedness, with a weighted average interest rate of 7.68% at December 31, 2002, and $70.2 million of variable rate indebtedness with a weighted average interest rate of 4.81% at December 31, 2002. The borrowings are collateralized by a substantial portion of the Company's real estate and the Recreation Notes. The Company expects to refinance certain of these borrowings, at or prior to maturity, through new mortgage loans on real estate. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such refinancing can be achieved.

Effective December 20, 2002, the Company entered into a Loan Agreement (the "Loan Agreement") with Fleet National Bank, N.A. on its own behalf and as agent for certain other banks providing for a credit facility (the "Credit Facility"). As of December 30, 2002, the date of the initial funding, the maximum amount of the Credit Facility is $100 million and the maximum amount the Company may borrow is $68 million based on the current collateral. The maximum amount of the Credit Facility may be increased to $125 million, under the terms and conditions of the Loan Agreement. The Borrowing Base available to Kramont OP under the Credit Facility is subject to increase or decrease from its current amount pursuant to the terms of the Loan Agreement. The Credit Facility is a revolving line of credit with a term of three years and is secured by guarantees by the Company and those of its subsidiaries who have provided mortgages to the lenders, sixteen first mortgages on shopping centers and a first priority security interest in the membership interests and partnership interests of the subsidiary entities. The Credit Facility contains various financial covenants that must be observed. The Company was in compliance with these covenants at December 31, 2002. Credit Facility borrowings bear interest at the Borrowers election of (a) at the prime rate or the prime rate plus 25 basis points based on the leverage ratio of the Company's and Kramont OP's total debt and liabilities to its total asset value, or (b) London InterBank Offered Rate ("LIBOR") plus 175 to 225 basis points based on such ratio. Interest rates may be set for one, three or six-month periods. Advances under the Credit Facility may be used for general corporate purposes and, among other purposes, to fund acquisitions, repayment of all or part of outstanding indebtedness, expansions, renovations, financing and refinancing of real estate, closing costs and for other lawful purposes. Additional provisions include arrangement and commitment fees of up to $975,000, with the commitment fee subject to an increase of 1/2% of subsequent commitments in excess of $100 million, and a fee applicable to the unused portion of the maximum Credit Facility amount. The $68 million received on December 30, 2002, was used to pay outstanding debt, including a portion of the amount outstanding under the Company's credit facility with GMAC Commercial Mortgage. On December 31, 2002, $25 million received from the issuance of equity was used to decrease the outstanding balance of the Credit Facility to $43 million.

Effective August 1, 2000, the Company entered into an Amended and Restated Loan and Credit Facility Agreement (the "Amended Facility") with GMAC Commercial Mortgage ("GMAC") which increased the existing GMAC $100 million facility to a $155 million facility. The Amended Facility is a non-revolving line of credit with individual loan terms of three years if funds are advanced within the first twelve months, and two years if funds are advanced during the thirteenth through the eighteenth months. Advances under the Amended Facility: (1) must be secured by assets based on specified aggregate loan to value and debt service coverage ratios, (2) bear interest at an annual rate of one month LIBOR plus a spread ranging from 245 to 295 basis points, based on loan to value ratios, and (3) may be drawn only during the first eighteen months of the credit facility. Additional provisions include a ½% commitment fee, a minimum net worth covenant of $175 million, cross-default and cross-collateralization requirements with respect to debt and properties within the Amended Facility and under certain conditions an exit fee. Advances under the Amended Facility may be used to fund acquisitions, expansions, renovations, financing and refinancing of real estate. As of December 31, 2002, the Company had $9.3 million outstanding under the $155 million Amended Facility.

In 1996, the Company entered into a seven year, fixed rate real estate mortgage loan in the principal amount of $181.7 million (the "Mortgage Loan"), at a weighted average interest rate of 7.96% per annum, which is inclusive of trustee and servicing fees. The Mortgage Loan is secured by twenty-seven shopping center properties (the "Mortgaged Properties"). The entire outstanding principal balance of the Mortgage Loan is due in June 2003. As a condition of the Mortgage Loan, Kranzco was required to establish a sinking fund account and a capital and tenant improvement ("TI") reserve account. All funds in the capital and TI reserve account may be used to fund capital improvements, repairs, alterations, tenant improvements, and leasing commissions at the Mortgaged Properties. On October 23, 2002, the Company obtained a commitment from Metropolitan Life Insurance Company (the "Commitment") for a loan in the amount of $190 million to replace the Mortgage Loan when it matures in June 2003. The terms of the Commitment are for ten years with a weighted average interest rate of 6.12%, interest only for the first two years, with amortization for the remainder of the loan term. The closing of the Commitment is subject to certain closing conditions.

In 1998, the Company obtained a $65.9 million fixed rate mortgage loan from Salomon Brothers Realty Corp. This loan is secured by a first mortgage on nine properties acquired by Kranzco in September 1998. The mortgage loan bears a fixed interest rate of 7% per annum and requires monthly payments of interest and principal based on a 30-year amortization. The loan matures on October 1, 2008. The outstanding balance on the mortgage loan was approximately $63.1 million as of December 31, 2002. Pursuant to the mortgage loan, the Company is required to make monthly escrow payments to fund tenant improvements and repair reserves.

In addition, the Company has twenty-six mortgage loans outstanding as of December 31, 2002, secured by twenty-four shopping centers which were primarily assumed in connection with various acquisitions of certain shopping centers. These mortgage loans have maturity dates ranging from 2003 through 2012. Twenty of the twenty-six mortgage loans have fixed interest rates ranging from 6.08% to 9.38%. The outstanding principal balance on these mortgage loans at December 31, 2002, was approximately $147 million. The remaining six mortgage loans, in the aggregate amount of $18 million at December 31, 2002, have variable rates ranging from 3.08% to 7.63%.

The Company also has $18.4 million of borrowings consisting of collateralized mortgage obligations, net of unamortized discount, with a fixed effective interest rate of 8.84% which are collateralized by the Recreation Notes and require self-amortizing principal and interest payments through March 2007.

The Company has a line of credit with Wilmington Trust of Pennsylvania in the amount of $3.5 million secured by two shopping centers with an interest rate payable at a rate adjusted monthly to the sum of 30 day LIBOR plus 1.8%. The line of credit matures on June 30, 2003. At December 31, 2002, there was no outstanding balance on this line of credit.

On July 12, 2001, the Company established a secured line of credit in the amount of $3.2 million with Wachovia Bank, N.A. This line is secured by a shopping center and has an interest rate payable at a rate adjusted monthly to the sum of 30 day LIBOR plus 1.8%. The line of credit matures on August 1, 2003. No amounts were outstanding at December 31, 2002 on this line of credit.

Capital Resources

On April 3, 2002, the Company filed a Shelf Registration Statement on Form S-3 ("Shelf Registration") to register $150 million in common and preferred shares of beneficial interest, depository shares, warrants and debt securities. The Shelf Registration Statement became effective April 17, 2002.

On May 15, 2002, the Company purchased all 11,155 outstanding Series A-1 Increasing Rate Cumulative Convertible Preferred Shares for $6.1 million plus costs.

On May 16, 2002, under the Shelf Registration, the Company sold 2.3 million of its common shares of beneficial interest for proceeds of $31.3 million to Cohen & Steers Capital Management, Inc. ("Cohen & Steers"), on behalf of itself and as investment adviser to certain investment advisory clients. The Company used $6.1 million for the purchase of Series A-1 Preferred Shares, $8.4 million for the purchase of a shopping center in Killingly, Connecticut, $1.1 million for the purchase of a free standing building in Plymouth Meeting, Pennsylvania, and paid down debt in the amount of $8 million. The Company intends to use the balance of the proceeds for acquisitions, debt reductions, and other corporate purposes.

On December 31, 2002, under the Shelf Registration, the Company sold 1.8 million of its common shares of beneficial interest for proceeds of $25.5 million to Teachers Insurance and Annuity Association of America and certain investment advisory clients of Kensington Investment Group, Inc. and Teachers Advisors, Inc. The Company used $25 million to pay down the Credit Facility. The Company intends to use the balance of the proceeds for general corporate purposes.

The Company's operating funds are generated from rent revenue net of operating expense from income-producing properties and, to a much lesser extent, interest income on the mortgage notes receivable. The Company believes that the operating funds will be sufficient in the foreseeable future to fund operating and administrative expenses, interest expense, recurring capital expenditures and distributions to shareholders in accordance with REIT requirements. Sources of capital for non-recurring capital expenditures and scheduled principal payments, including balloon payments, on outstanding borrowings are expected to be obtained from property refinancings, scheduled principal repayments on the mortgage notes receivable, sales of non-strategic real estate, the Company's lines of credit and/or potential debt or equity financing in the public or private markets.

Acquisitions

On April 26, 2002, the Company completed the acquisition of a 75,400 square foot shopping center located in Killingly, Connecticut for a purchase price of $8.4 million, including transaction costs of $68,000. The purchase was initially made using cash and the property was subsequently pledged as collateral in the new Credit Facility. A 50,000 square foot supermarket anchors the center.

On August 22, 2002, the Company completed the acquisition of a vacant 2,650 square foot free-standing building in Plymouth Meeting, Pennsylvania for a purchase price of $1.1 million including transaction costs. The building is currently vacant.

Dispositions

The Company has determined that certain properties do not fit the Company's core portfolio. As a result, these properties have been sold, are under contract of sale, or are held for sale. The Company sold two properties during 2002. They include a free-standing building located in Frederick, Maryland sold on March 11, 2002, and a shopping center in Columbus, Mississippi sold on December 31, 2002; both properties were unencumbered. The free-standing building housed a Taco Bell restaurant, and Kramont received gross proceeds of approximately $750,000 as a result of the sale of this property. The shopping center was an 116,000 square foot neighborhood center and was 93% vacant at the time of the sale. Kramont received gross proceeds of approximately $1.7 million as a result of the sale of the property. The proceeds of the sale were used for general corporate purposes.

Purchase Commitments

On September 30, 2002, the Company signed a definitive agreement to acquire 3 properties and 16 acres of land for development for approximately $12.5 million in cash and shares of beneficial interest. The purchase includes a 31,500 square foot Shop Rite Supermarket and a fully occupied 14,000 square foot office building in Springfield, New Jersey, a 54,000 square foot Shop Rite Supermarket, and an adjacent 16 acres of land approved for development in Somers Point, New Jersey. The transaction is expected to be completed before the end of 2003 and is subject to usual real estate due diligence.

Material Bankruptcies

Kmart has commenced bankruptcy proceedings. Our financial position may be adversely affected if Kmart or a bankruptcy trustee or any other successor to its assets in bankruptcy terminates or renegotiates the terms of Kmart leases or closes Kmart stores at the Company's shopping centers. Kmart has announced that it will close its store located in Manchester, Connecticut, which is one of the Company's seven Kmart stores. The minimum rent payable under the lease for the store to be closed, which may be rejected by Kmart, represents approximately, three-tenths of one-percent of the Company's total annualized minimum rents.

Transactions with Related Parties

Included in Mortgage Notes Receivable is a note due from Mr. Irwin Levy, in the amount of $9 million at December 31, 2002. This note bears interest at 13.25% and $1.2 million in interest income was recognized during 2002. The note was issued prior to the prohibitions on related party loans as stated in the Sarbanes-Oxley Act of 2002.

Since 1990, companies owned by Mr. Levy, a Trustee, and/or members of his family have leased, managed and operated the recreation facilities at the Century Villages in West Palm Beach, Deerfield Beach and Boca Raton, which are collateral for certain notes the Company holds with an outstanding balance of $33.3 million (including the $9 million discussed above) at December 31, 2002. During 2002, the Company leased approximately 4,600 square feet of office space to those companies and other companies controlled by Mr. Levy on a month-to-month basis and received approximately $55,000, for payment of rent, utilities, and operating expenses.

Mr. Louis P. Meshon, Sr., President, Chief Executive Officer and Trustee, and Patricia Meshon, his wife, own 99% of the voting stock (a 5% equity interest) in Drexel Realty, Inc. ("Drexel"), the management company in which Montgomery CV Realty L.P. owns a 95% equity interest. Drexel manages four properties in which Mr. Meshon has ownership interests. These properties paid Drexel $279,500 for management and leasing services during 2002.

Mr. Milton S. Schneider, a Trustee, is the Chief Executive Officer of The Glenville Group ("Glenville"), a company involved in the development, ownership, and management of commercial and residential properties. The Company leases approximately 2,300 square feet of office space to Glenville in accordance with a five-year lease effective June 1, 1999 and expiring on May 31, 2004. Glenville paid the Company approximately $58,000 for payment of rent, electric and other operating expenses in 2002.

Related party transactions are more fully described in Note 6 to the financial statements.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing our financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of critical accounting policies. You should also review Note 1 to the financial statements for further discussion of significant accounting policies.

Real Estate-Income-Producing

Real estate-income-producing ("Real Estate") is stated at cost less accumulated depreciation. Costs directly related to the acquisition, development, and construction of Real Estate are capitalized. Ordinary repairs and maintenance are expensed as incurred, major replacements and betterments, which improve or extend the life of the assets, are capitalized and depreciated over their estimated lives.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's Real Estate may be impaired. A property's value may be impaired only if management's estimate of the aggregate future cash flows, on an undiscounted basis to be generated by the property are less than the carrying value of the property. If impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in their impairment analyses may not be achieved.

Properties Held for Sale

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of its carrying amount or fair value less cost to sell. SFAS 144 broadens the presentation of discontinued operations to include a component of a company. Under SFAS 144, an individual income-producing property is considered a component of the company. As a result, when assets are identified by the management and a plan for sale, as defined by SFAS 144, has been adopted, the Company estimates the fair value, net of selling costs, of such assets. Fair value is estimated using estimated selling price of each property based on discussions with potential buyers. If, in management's opinion, the fair value less costs to sell of the assets, which have been identified for sale, is less than the net carrying amount of the assets, the assets are written down. The Company's estimate of fair value of each property is based on economic and market conditions which are subject to change. Carrying amounts and subsequent declines or gains in fair value are recorded in operations. If circumstances arise that the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified shall be measured at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used or fair value at the date of the decision not to sell.

Revenue Recognition

We recognize revenue from rentals on a straight-line basis over the terms of the leases. Percentage rent is recognized in the period when sales breakpoints are reached. The majority of our leases provide for reimbursement from tenants of their share of common area maintenance costs, insurance and real estate taxes, which are recorded on the accrual basis.

Allowance for Doubtful Accounts

Management periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectibility of those balances. Management's estimates of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowance and net income.

Recently Issued Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, Accounting for Restructuring Costs ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 does not currently affect the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides new guidance for the consolidation of variable interest entities for which the voting interest model is difficult to apply. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. The new guidance, however, applies to a larger population of entities. The Company believes that the adoption of FIN 46 will not have a material impact on the Company's financial position or results of operations.

Inflation

During recent years, the rate of inflation has remained at a low level and has had minimal impact on the Company's operating results. Inflation rates may rise in the future.

Most of the tenant leases contain provisions designed to lessen the impact of inflation. These provisions include escalation clauses which generally increase rental rates annually based on cost of living indexes (or based on stated rental increases which are currently higher than recent cost of living increases), and percentage rentals based on tenant's gross sales, which generally increase as prices rise. Many of the leases are for terms of less than ten years which increases the Company's ability to replace those leases which are below market rates with new leases at higher base and/or percentage rentals. In addition, most of the leases require the tenants to pay their proportionate share annually, including increases, in operating expenses, including common area maintenance, real estate taxes and insurance. However, in the event of significant inflation, the Company's operating results could be adversely affected if general and administrative expenses and interest expense increases at a rate higher than rent income or if the increase in inflation exceeds rent increases for certain tenant leases which provide for stated rent increases (rather than based on cost of living indexes).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary exposure to market risk is to changes in interest rates. The Company has both fixed and variable rate debt. The Company has $480.5 million of debt outstanding as of December 31, 2002, of which $410.3 million, or 85.4%, has been borrowed at fixed rates ranging from 6.08% to 9.38% with maturities through 2012. As these debt instruments mature, the Company typically refinances such debt at their existing market interest rates which may be more or less than interest rates on the maturing debt. Changes in interest rates have different impacts on the fixed and variable rate portions of the Company's debt portfolio. A change in interest rates impacts the net market value of the Company's fixed rate debt, but has no impact on interest incurred or cash flows on the Company's fixed rate debt. Interest rate changes on variable debt impacts the interest incurred and cash flows but does not impact the net market value of the debt instrument. Based on the variable rate debt of the Company as of December 31, 2002, a 100 basis point increase in interest rates would result in an additional $702,000 in interest incurred per year and a 100 basis point decline would lower interest incurred by $702,000 per year. To ameliorate the risk of interest rate increases, the Company has entered into interest rate swap agreements in the notional amounts of $32.5 million. A 100 basis point increase in interest rates would result in a $10.7 million decrease in the fair value of the fixed rate debt and a 100 basis pint decline would result in a $9.6 million increase in the fair value.

The Company also has $33.3 million of fixed rate mortgage notes receivable. Changes in interest rates impacts the market value of the mortgage notes receivable, but has no impact on interest earned or cash flows. A 100 basis point increase in interest rates would result in a $1.6 million decrease in the fair value of the mortgage notes receivable and a 100 basis point decline would result in a $2.3 million increase in the fair value.

Item 8. Financial Statements and Supplementary Data

Table of Contents to Consolidated Financial Statements

Schedules, other than those listed above, are omitted because they are not required, or because the information required is included in the consolidated financial statements or the notes thereto

Report of independent certified public accontants

To the Board of Trustees of
Kramont Realty Trust
Plymouth Meeting, PA

We have audited the accompanying consolidated balance sheets of Kramont Realty Trust and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, other comprehensive income, beneficiaries' equity and cash flows for each of the three years in the period ended December 31, 2002. We have also audited the schedules listed in the accompanying index. These financial statements and the schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kramont Realty Trust and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, Kramont Realty Trust and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Also, as explained in Note 1 to the consolidated financial statements, effective January 1, 2001, Kramont Realty Trust and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

BDO SEIDMAN, LLP
New York, New York
February 14, 2003

Consolidated Balance Sheets

(dollars in thousands, except per share data)	December 31, 2002	2001
Assets		
Real estate – income-producing, net of accumulated depreciation	**$ 686,613**	$ 684,608
Properties held for sale	**9,713**	11,742
Mortgage notes receivable	**33,340**	35,340
Investments in unconsolidated affiliates	**2,923**	3,065
Cash and cash equivalents (includes $1,687 and $1,718 restricted)	**18,173**	10,904
Other assets	**28,498**	23,501
Total assets	**$ 779,260**	$ 769,160
Liabilities and Beneficiaries' Equity		
Liabilities:		
Mortgages and notes payable	**$ 480,489**	$ 510,212
Accounts payable and other liabilities	**15,944**	11,094
Distributions payable	**9,766**	8,394
Total liabilities	**506,199**	529,700
Minority interests in Operating Partnerships	**19,171**	20,437
Beneficiaries Equity:		
Convertible preferred shares of beneficial interest, Series A-1, $0.01 par value; authorized and issued 11,155 shares as of December 31, 2002 and 2001	**1**	1
Convertible preferred shares of beneficial interest, Series B-1, $0.01 par value; authorized 1,235,000 shares; issued and outstanding 1,183,240 shares as of December 31, 2002 and 2001	**11**	11
Redeemable preferred shares of beneficial interest, Series D, $0.01 par value; authorized 2,070,000 shares; issued 1,800,000 shares as of December 31, 2002 and 2001	**18**	18
Common shares of beneficial interest, $0.01 par value; authorized 96,683,845 shares; outstanding, 23,075,985 and 18,872,295 as of December 31, 2002 and 2001, respectively	**231**	189
Additional paid-in capital	**235,409**	177,553
Retained earnings	**28,988**	45,574
Accumulated other comprehensive loss	**(1,613)**	(1,214)
Treasury stock, cumulative preferred shares of beneficial interest Series A-1 11,155 shares as of December 31, 2002 and none at December 31, 2001	**(6,070)**	–
Treasury stock, Redeemable preferred shares of beneficial interest Series D, 146,800 shares as of December 31, 2002 and December 2001, respectively, at cost	**(2,349)**	(2,349)
	254,626	219,783
Unearned compensation on restricted shares of beneficial interest	**(736)**	(760)
Total beneficiaries' equity	**253,890**	219,023
Total liabilities and beneficiaries' equity	**$ 779,260**	$ 769,160

Consolidated Statement of Income

(dollars in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Revenues:			
Rent	**$ 105,109**	$ 101,604	$ 66,359
Interest, principally from mortgage notes	**4,766**	5,196	8,076
Other	**555**	894	1,405
	110,430	107,694	75,840
Expenses:			
Interest	**37,425**	38,201	28,968
Operating	**30,341**	28,337	17,142
Depreciation and amortization	**17,076**	15,588	9,894
General and administrative	**7,202**	7,555	4,802
	92,044	89,681	60,806
	18,386	18,013	15,034
Equity in income of unconsolidated affiliates	**722**	737	485
Prepayment penalty	**-**	–	2,994
Minority interests in income of Operating Partnerships	**(918)**	(739)	(1,222)
Net income from continuing operations	**18,190**	18,011	17,291
Results from discontinued operations:			
Income (loss) from operations of properties sold or held for sale	**(124)**	3,231	228
Gain (loss) on sale of properties	**(45)**	5,091	150
Minority interests in discontinued operations	**13**	(546)	(33)
Net (loss) income from discontinued operations	**(156)**	7,776	345
Net income	**18,034**	25,787	17,636
Preferred share distributions	**(7,083)**	(7,527)	(4,245)
Net income to common shareholders	**$ 10,951**	$ 18,260	$ 13,391
Per common share:			
Net income from continuing operations, basic and diluted	**$ .55**	$ .56	$ .95
Net (loss) income from discontinued operations, basic and diluted	**$ (.01)**	$ .41	$ .02
Total net income per share, basic and diluted	**$ .54**	$ .97	$ .97
Dividends declared	**$ 1.30**	$ 1.30	$ 1.27
Average common shares outstanding:			
Basic	**20,380,949**	18,803,535	3,857,409
Diluted	**20,401,095**	18,815,657	13,858,427

See accompanying notes to consolidated financial statements.

Consolidated Statement of Other Comprehensive Income

(dollars in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Net income	**$ 18,034**	$ 25,787	$ 17,636
Change in fair value of cash flow hedges	**(1,519)**	(1,811)	–
Reclassification adjustment for hedge losses included in net income	**1,120**	324	–
Comprehensive income	**$ 17,635**	$ 24,300	$ 17,636

See accompanying notes to consolidated financial statements.

Consolidated Statement of Beneficiaries Equity

(in thousands)	Common Shares of Beneficial Interest	Par Value	Preferred Shares of Beneficial Interest	Preferred Shares of Beneficial Interest Par Value	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income	Treasury Stock	Unearned Compensation on Restricted Shares of Beneficial Interest
Balance, January 31, 2000	7,967	$ 80	–	$ –	$18,490	$ 58,992	$ –	$ –	$ –
Net Income	–	–	–	–	–	17,636	–	–	–
Acquisition of Kranzco	10,566	106	2,994	30	155,638	–	–	–	–
Issuance of Common Shares - employee	75	1	–	–	761	–	–	–	(762)
OP Units exchanged for common shares	145	1	–	–	1,338	–	–	–	–
Repurchase of preferred D Shares	–	–	–	–	–	–	–	(2,349)	–
Amortization of unearned compensation	–	–	–	–	–	–	–	–	82
Distributions on Common Shares	–	–	–	–	–	(20,598)	–	–	–
Distributions on Preferred Shares	–	–	–	–	–	(4,245)	–	–	–
Balance, December 31, 2000	18,753	188	2,994	30	176,227	51,785	–	(2,349)	(680)
Net Income	–	–	–	–	–	25,787	–	–	–
Issuance of Common Shares - options exercised	83	1	–	–	861	–	–	–	–
Amortization of unearned compensation	–	–	–	–	–	–	–	–	385
Restricted stock awards	36	–	–	–	465	–	–	–	(465)
Cumulative effect of adoption of SFAS 133	–	–	–	–	–	–	273	–	–
Net loss in fair value of cash flow hedges	–	–	–	–	–	–	(1,487)	–	–
Distributions on Common Shares	–	–	–	–	–	(24,471)	–	–	–
Distributions on Preferred Shares	–	–	–	–	–	(7,527)	–	–	–
Balance, December 31, 2001	18,872	$ 189	2,994	$ 30	$177,553	$ 45,574	$ (1,214)	$(2,349)	$ (760)
Net Income	–	–	–	–	–	18,034	–	–	–
Issuance of Common Shares	4,110	41	–	–	56,631	–	–	–	–
Issuance of Common Shares - options exercised	55	1	–	–	635	–	–	–	–
Repurchase of preferred D Shares	–	–	–	–	–	–	–	(6,070)	–
Amortization of unearned compensation	–	–	–	–	–	–	–	–	614
Restricted stock awards	39	–	–	–	590	–	–	–	(590)
Net loss in fair value of cash flow hedges	–	–	–	–	–	–	(399)	–	–
Distributions on Common Shares	–	–	–	–	–	(27,537)	–	–	–
Distributions on Preferred Shares	–	–	–	–	–	(7,083)	–	–	–
Balance, December 31, 2002	23,076	$ 231	2,994	$ 30	$235,409	$28,988	$ (1,613)	$(8,419)	$ (736)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(dollars in thousands)	2002	2001	2000
			Year Ended December 31,
Cash Flows from Operating Activities:			
Net income	**$ 18,034**	$ 25,787	$ 17,636
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**18,548**	16,861	11,543
Amortization of unearned compensation on restricted shares of beneficial interest	**614**	385	82
Equity in income of unconsolidated affiliates	**(722)**	(737)	(485)
Minority interests in income of Operating Partnership	**905**	1,285	1,255
Loss (Gain) on sale of assets	**45**	(5,091)	(3,144)
Changes in assets and liabilities, net of effects from acquisitions:			
Increase in receivables, accrued income, prepaid expenses and other assets	**(3,941)**	(3,251)	(4,461)
Increase (decrease) in accounts payable and other liabilities	**4,808**	(4,659)	(1,907)
Net cash provided by operating activities	**38,291**	30,580	20,519
Cash Flows from Investing Activities:			
Collections on mortgage notes receivable	**2,000**	1,900	1,645
Proceeds from payoff of mortgage note receivable	**-**	–	27,495
Acquisition of business, net of cash acquired	**-**	–	(3,514)
Acquisition of properties	**(9,811)**	(234)	-
Capital improvements	**(9,712)**	(13,936)	(5,974)
Proceeds from sale of real estate	**2,567**	17,322	3,769
Change in restricted cash	**31**	(144)	(684)
Distributions from unconsolidated affiliates	**864**	793	788
Other	**10**	–	–
Net cash provided by (used in) investing activities	**(14,051)**	5,701	23,525
Cash Flows from Financing Activities:			
Proceeds from borrowings	**5,977**	12,440	72,879
Repayments of borrowings	**(78,689)**	(16,526)	(82,683)
Proceeds from line of credit, net	**42,988**	-	-
Cash distributions paid on common shares	**(26,091)**	(24,444)	(16,813)
Cash distributions paid on preferred shares	**(7,264)**	(7,522)	(3,985)
Cash received from stock issuance	**56,674**	–	–
Cash received from stock options exercised	**635**	862	–
Distributions to minority interests	**(2,057)**	(1,711)	(1,705)
Purchase of preferred shares	**(6,070)**	–	(2,349)
Deferred financing costs	**(3,043)**	(561)	(2,516)
Net cash used in financing activities	**(16,940)**	(37,462)	(37,172)
Net (decrease) increase in unrestricted cash and cash equivalents	**7,300**	(1,181)	6,872
Unrestricted cash and cash equivalents at the beginning of the year	**9,186**	10,367	3,495
Unrestricted cash and cash equivalents at the end of the year	**$ 16,486**	$ 9,186	$ 10,367
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 36,996**	$ 38,027	$ 27,786
Acquisitions:			
Fair value of assets acquired	**$ -**	$ (19,119)	$ (536,061)
Liabilities assumed or incurred	**-**	14,005	375,841
Operating Partnership units issued	**-**	4,880	–
Preferred shares of beneficial interest issued	**-**	–	51,040
Common shares of beneficial interest issued	**-**	–	105,666
Cash (paid) for acquisitions, net of cash acquired	**$ -**	$ (234)	$ (3,514)
Supplemental disclosure of non-cash transactions			
Restricted shares awarded	**$ 590**	$ 465	$ -
Stock issued in exchange for promissory note	**$ –**	$ –	$ 762
Adjustment to additional paid in capital as a result of acquisition	**$ -**	$ –	$ (932)
Adjustment to minority interests as a result of acquisition	**$ -**	$ –	$ 932

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Business

Kramont is a self-administered, self-managed equity REIT which is engaged in the ownership, acquisition, development, redevelopment, management and leasing of community and neighborhood shopping centers located primarily in the eastern United States. Kramont does not directly own any assets other than its interest in Kramont OP and conducts its business through Kramont OP and its affiliated entities, including Montgomery OP. The OPs, directly or indirectly, own all of the Company's assets, including its interest in shopping centers. Accordingly, the Company conducts its operations through an UPREIT structure. As of December 31, 2002, the Company owned 93.31% of Kramont OP and is its sole general partner. As of December 31, 2002, Kramont indirectly owned 99.87% of the partnership interest of Montgomery OP and owned 100% of its sole general partner.

CV Reit and Kranzco entered into an Agreement and Plan of Reorganization and Merger (the "Merger") dated as of December 10, 1999, which was adopted and approved by the shareholders of both companies on June 6, 2000. Terms of the Merger called for holders of common shares of both companies to each receive one Common Share for each outstanding common share of CV Reit and Kranzco on a tax-free basis and for holders of Kranzco preferred shares to receive in exchange for such Kranzco preferred shares, Kramont preferred shares with the same rights. The Merger was accounted for as a purchase by CV Reit of Kranzco for accounting purposes because, among other things, for a period of at least two years after the Merger a majority of the Board of Trustees of Kramont will consist of former members of the CV Reit Board of Directors, and CV Reit's former Chief Executive Officer became the Chief Executive Officer of Kramont. Accordingly, the purchase price of $172 million, including $15 million of acquisition costs, was allocated to Kranzco's assets acquired and liabilities assumed based on their estimated fair values. The operating results of the net assets acquired are included in the consolidated financial statements from the effective date of the merger which was June 16, 2000. The historical amounts included in the accompanying consolidated financial statements prior to June 16, 2000 represent those of CV Reit.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. The Company owns an approximately 95% economic interest in Drexel Realty, Inc. ("Drexel"), a real estate management and leasing company, and owns 45%-50% interests in certain real estate partnerships, which are accounted for on the equity method. Significant inter-company accounts and transactions have been eliminated in consolidation.

Interest Rate Risk Management

Effective January 1, 2001, Kramont adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133") as amended and interpreted. SFAS 133 requires that all derivative instruments, such as interest rate swap and cap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current operations or beneficiaries' equity (as a component of accumulated other comprehensive loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations. The adoption of SFAS 133 did not have a material impact on the results of operations, but resulted in the cumulative effect of an accounting change of $273,000 being recognized in other comprehensive income.

In the normal course of business, Kramont is exposed to changes in interest rates. The objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on operations and cash flows. To achieve this objective, Kramont uses interest rate swaps to hedge a portion of total long-term debt that is subject to variable interest rates and designates these instruments as cash flow hedges. Under these swaps, Kramont agrees to pay fixed rates of interest (see Note 4d). These contracts are considered to be a hedge against changes in the amount of future cash flows associated with the interest payments on variable-rate debt obligations. These interest rate swap agreements are entered into with a major financial institution.

Accordingly, the interest rate swaps are reflected at fair value in the consolidated balance sheet and the related gains or losses on these contracts are recorded as a component of accumulated other comprehensive loss. The Company does not enter into such contracts for speculative purposes. The fair value of interest rate swap contracts are determined based on the fair market value as determined by the counterparty.

As of January 1, 2002, Kramont had interest rate swap contracts to pay fixed rates of interest (ranging from 6.088% to 6.78%) and receive variable rates of interest based on LIBOR on an aggregate of $32.5 million notional amount of indebtedness with maturity dates ranging from March 2004 through May 2004. These hedges are highly effective and there is no ineffective portion. The aggregate fair market value of all interest rate swap agreements was ($1,214,000) on January 1, 2002. The aggregate fair market value of these interest rate swap agreements was ($1,613,000) on December 31, 2002 and is included in accounts payable and other liabilities on the consolidated balance sheet. Approximately $1,210,000 is expected to be reclassified to the statement of income during 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported statements of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate–Income-Producing

Real estate–income-producing ("Real Estate") is stated at cost, less accumulated depreciation. Costs directly related to the acquisition, development, and construction of Real Estate are capitalized. Ordinary repairs and maintenance are expensed as incurred, major replacements, and betterments, which improve or extend the life of the assets, are capitalized and depreciated over their estimated useful lives. Depreciation is provided over the estimated useful lives of the assets (7 to 40 years) on the straight-line method.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's Real Estate may be impaired. A property's value may be impaired if management's estimate of the aggregate future cash flows, on an undiscounted basis to be generated by the property are less than the carrying value of the property. If impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in their impairment analyses may not be achieved.

Properties Held for Sale

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of its carrying amount or fair value less cost to sell. SFAS 144 broadens the presentation of discontinued operations to include a component of a company. Under SFAS 144, an individual income-producing property is considered a component of the company. As a result, when assets are identified by the management and a plan for sale, as defined by SFAS 144, has been adopted, the Company estimates the fair value, net of selling costs, of such assets. Fair value is estimated using estimated selling price of each property based on discussions with potential buyers. If, in management's opinion, the fair value less costs to sell of the assets, which have been identified for sale, is less than the net carrying amount of the assets, the assets are written down. The Company's estimate of fair value of each property is based on economic and market conditions which are subject to change. Carrying amounts and subsequent declines or gains in fair value are recorded in operations. If circumstances arise that the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified shall be measured at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used or fair value at the date of the decision not to sell.

The properties held for sale at December 31, 2002 consist of three parcels of unimproved commercial land, totaling 38 acres located in southeast Florida and a shopping center in Hamden, Connecticut (see Note 2). Properties sold and held for sale in prior periods have been reclassified to Properties Held for Sale and Discontinued Operations in all periods presented.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the terms of the leases. Percentage rent is recognized in the period when the sales breakpoints are reached. The majority of leases provide for reimbursement to the Company of the tenants' share of common area maintenance costs, insurance, and real estate taxes, which are recorded on the accrual basis.

Allowance for Doubtful Accounts

Management periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectibility of those balances. Management's estimates of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowance and net income.

Mortgage Notes Receivable

Mortgage notes receivable are carried at cost. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that timely collection is doubtful.

In evaluating possible losses, management takes into consideration appropriate information which may include the borrower's cash flow projections, historical operating results and financial strength, pending sales, adverse conditions that may affect the borrower's ability to repay, appraisals, and current economic conditions.

Stock Options

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and net income per common share as if compensation cost for stock options granted under the plans, if applicable, had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company does not plan to adopt the fair value based method prescribed by SFAS 123.

The Company estimates the fair value of each stock option grant by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: expected lives of ten years; dividend yield of 8.70%, volatility at 30%, risk free interest rate of 4.53% for 2002, dividend yield of 12.00%, volatility at 25%, risk free interest rate of 6.14% for 2001, and dividend yield of 12.54%, volatility at 21%, risk free interest rate of 6.33% for 2000.

Under accounting provisions of SFAS 123, the Company's net income to common shareholders and net income per common share, would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

Years Ended December 31,	**2002**	2001	2000
Net income to common shareholders			
Net income, as reported	**$ 10,951**	$ 18,260	$ 13,391
Less fair value of stock options	**170**	81	180
Pro forma	**$ 10,781**	$ 18,179	$ 13,211
Net income per common share, basic and diluted:			
As reported	**$ .54**	$ .97	$ .97
Pro forma	**$ .53**	$ .97	$ .95

Dividends and Income Taxes

The Company expects to continue to qualify as a REIT under the provisions of Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company was required to distribute at least 90% of its ordinary taxable income to shareholders and was permitted to deduct such distributions from taxable income. A REIT is not required to distribute capital gain income, but to the extent it does not, it is required pay the applicable capital gain income tax unless it has ordinary losses to offset such capital gain income.

The Company does not expect to be subject to Federal income taxes in the future as it intends to distribute ordinary and capital gain income.

As of December 31, 2002, the Company has aggregate net operating loss carryforwards for Federal tax purposes of approximately $13.5 million, of which $7.1 million expires in 2007 and $6.4 million expires in 2006.

Net Income Per Common Share

Basic income per share is computed using net income applicable to common shareholders divided by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effect of outstanding options computed using the treasury stock method. The convertible preferred shares were not dilutive and were therefore not included in the computation of dilutive earnings per share.

Statements of Cash Flows

For financial statement purposes, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. In addition, the Company classifies cash flows from derivatives with the hedged item.

Reclassifications

Certain items have been reclassified to conform to the current year's presentation.

New Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, Accounting for Restructuring Costs ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 does not currently affect the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides new guidance for the consolidation of variable interest entities for which the voting interest model is difficult to apply. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures. The new guidance, however, applies to a larger population of entities. The Company believes that the adoption of FIN 46 will not have a material impact on the Company's financial position or results of operations.

(2) Real Estate

(a) Real Estate is located in 15 states and consists of (in thousands):

December 31,	2002	2001
Income-producing:		
Land	$ 122,259	$ 120,479
Shopping centers	607,876	591,265
Office buildings	5,086	5,014
Total	735,221	716,578
Less accumulated depreciation	(48,608)	(32,150)
Real Estate–income-producing, net	$ 686,613	$ 684,608
Properties held for sale:		
Land	$ 840	$ 1,331
Shopping centers	3,415	4,959
Undeveloped land	5,458	5,452
Properties held for sale	$ 9,713	$ 11,742

(b) Real Estate is leased to tenants under leases expiring at various dates through 2024, some of which contain renewal options of up to 55 years. Most of the leases require base rentals payable monthly in advance; additional rentals based on reimbursements of common area maintenance, insurance and real estate taxes and in some leases, based on a percentage of tenants' sales; and, rent increases based on cost-of-living indexes.

During 2002, 2001, and 2000, the Company recognized income from reimbursements of common area maintenance, insurance, real estate taxes and percentage rent of $23.5 million, $22.8 million, and $15.4 million, respectively. As of December 31, 2002, future minimum rental income under non-cancelable operating leases, excluding rentals from the exercise of renewal options, is as follows:

Years ending December 31, (in thousands)	
2003	$ 78,501
2004	71,156
2005	62,251
2006	55,460
2007	44,969
Thereafter	192,009
Total	**$ 504,346**

(c) Real Estate with a net book value of $673.4 million, at December 31, 2002, is pledged as collateral for borrowings (Note 4).

(d) On April 26, 2002, the Company completed the acquisition of a 75,400 square foot shopping center located in Killingly, Connecticut for a purchase price of $8.4 million, including transaction costs of $68,000. The purchase was initially made using cash and the property was subsequently pledged as collateral in the new Credit Facility. A 50,000 square foot supermarket anchors the center.

(e) On August 22, 2002, the Company completed the acquisition of a vacant 2,650 square foot free-standing building in Plymouth Meeting, Pennsylvania for a purchase price of $1.1 million including transaction costs. The building is currently vacant.

(f) On December 27, 2001, the Company completed the acquisition of a 134,000 square foot shopping center in Allentown, Pennsylvania for a purchase price of $19.1 million, including transaction costs of $234,000. The acquisition was financed by the assumption of mortgage debt in the amount of $14 million and the issuance of 348,544 Operating Partnership Units at a market price of $14.00 per unit. The shopping center is anchored by a 58,000 square foot supermarket and a 10,000 square foot drug store.

(g) On March 11, 2002, the Company sold a free-standing building in Frederick, Maryland, for net cash proceeds of $722,000 and recognized a gain of $211,000.

(h) On December 31, 2002, the Company sold a shopping center in Columbus, Mississippi, for net cash proceeds of $1.6 million and recognized a loss of $257,000.

(i) On April 13, 2001, the Company sold its 176,000 square foot shopping center in Baltimore, Maryland for net cash proceeds of $9 million and recognized a gain of $1.6 million.

(j) On August 30, 2001, the Company sold its 48,000 square foot shopping center in Brookhaven, Mississippi for net cash proceeds of $1 million and recognized a loss of $119,000.

(k) On October 12, 2001, the Company sold its 109,000 square foot shopping center in Frederick, Maryland for net cash proceeds of $7 million and recognized gain of $3.6 million.

(l) On October 31, 2000, the Company sold its 80,000 square foot, free-standing property in Flint, Michigan for net cash proceeds of $1.6 million and recognized a gain of $150,000.

Subsequent Events

On March 6, 2003 the Company sold a 28 acre parcel of unimproved land located in Miramar, Florida. The sale price for the land was $3.6 million with net proceeds of approximately $3.5 million. The Company will record a gain of approximately $1.1 million. The Company will use the proceeds for general corporate purposes.

(3) Mortgage Notes Receivable

At December 31, 2002, the Company's mortgage notes receivable consisted of $33.3 million collateralized by first mortgages on the recreation facilities at three Century Village adult condominium communities in southeast Florida (collectively, the "Recreation Notes"). The Recreation Notes provide for self-amortizing equal monthly principal and interest payments due through 2012 per annum, bear interest ranging from 8.84% to 13.5% and contain certain prepayment prohibitions. The Recreation Notes are pledged as collateral for certain borrowings (see Note 4).

The mortgage notes receivable at December 31, 2002, mature as follows (in thousands):

One year or less	$ 2,270
After one year through five years	12,235
After five years	18,835
Totals	$ 33,340

(4) Borrowings

(in thousands)	**2002**	2001
Mortgage notes payable through June 2003, interest only fixed payments at an average rate of 7.96% per annum, collateralized by mortgages on twenty-seven shopping centers (see Note 2)	**$ 181,700**	$ 181,700
Mortgage notes payable through August 2028, interest ranging from 3.08% to 9.38% per annum, collateralized by mortgages on real estate (see Notes 2 and 4a)	**164,976**	176,758
Mortgage notes payable through October 2008, interest fixed at 7.00% per annum, collateralized by mortgages on nine shopping centers (see Note 2)	**63,148**	63,846
Mortgage notes payable through December 2005, interest at borrowers election of prime plus .25% or one month LIBOR plus a minimum of 1.75% to a maximum of 2.25% (4.50% at December 31, 2002), collateralized by mortgages on sixteen shopping centers (see Note 2)	**42,988**	-
Mortgage notes payable through August 2003 under a $155 million credit facility, interest at one month LIBOR plus a minimum of 2.45% to a maximum of 2.95% (3.83% at December 31, 2002), collateralized by mortgages on real estate (see Note 2)	**9,300**	66,103
Collateralized Mortgage Obligations, net of unamortized discount of $167,000 and $245,000 based on a fixed effective interest rate of 8.84% per annum, collateralized by certain of the Recreation Notes (see Note 3), with quarterly self-amortizing principal and interest payment required through March 2007	**18,377**	21,805
Totals	**$ 480,489**	$ 510,212

(a) Effective December 20, 2002, the Company entered into a Loan Agreement (the "Loan Agreement") with Fleet National Bank, N.A. on its own behalf and as agent for certain other banks providing for a credit facility (the "Credit Facility"). As of December 30, 2002, the date of the initial funding, the maximum amount of the Credit Facility is $100 million and the maximum amount the Company may borrow is $68 million based upon current collateral. The maximum amount of the Credit Facility may be increased to $125 million, under the terms and conditions of the Loan Agreement. The Borrowing Base available to Kramont OP under the Credit Facility is subject to increase or decrease from its current amount pursuant to the terms of the Loan Agreement. The Credit Facility is a revolving line of credit with a term of three years and is secured by guarantees by the Company and those of its subsidiaries who have provided mortgages to the lenders, sixteen first mortgages on shopping centers and a first priority security interest in the membership interests and partnership interests of the subsidiary entities. The Credit Facility contains various financial covenants that must be observed. The Company was in compliance with these covenants at December 31, 2002. Credit Facility borrowings bear interest at the Borrower's election of (a) at the prime rate or the prime rate plus 25 basis points based on the leverage ratio of the Company's and Kramont OP's total debt and liabilities to its total asset value, or (b) London InterBank Offered Rate ("LIBOR") plus 175 to 225 basis points based on such ratio. Interest rates may be set for one, three or six-month periods. Advances under the Credit Facility may be used for general corporate purposes and, among other purposes, to fund acquisitions, repayment of all or part of outstanding indebtedness, expansions, renovations, financing and refinancing of real estate, closing costs and for other lawful purposes. Additional provisions include arrangement and commitment fees of up to $975,000, with the commitment fee subject to an increase of 1/2% of subsequent commitments in excess of $100 million, and a fee applicable to the unused portion of the maximum Credit Facility amount.

(b) Certain loans require the Company to establish a sinking fund account and a capital and tenant improvement ("TI") reserve account. Funds in the capital and TI reserve accounts may be used to fund capital improvements, repairs, alterations, tenant improvements and leasing commissions at the mortgaged properties.

(c) Maturities of borrowings are as follows (in thousands):

	Years ending December 31,
2003	$229,720
2004	51,112
2005	52,946
2006	21,074
2007	10,381
Thereafter	115,256
Total	**$480,489**

(d) In March and May 1999, the Company entered into three interest rate swap contracts with an aggregate notional amount of $32.5 million, which expire in 2004. The interest rate swaps have an effective interest rate of 6.19% on $32.5 million of the Company's debt.

(e) On October 23, 2002, the Company obtained a commitment from Metropolitan Life Insurance Company (the "Commitment") for a loan in the amount of $190 million to replace its seven year, fixed rate real estate mortgage loan in the principal amount of $181.7 million it matures in June 2003. The terms of the Commitment are for ten years with a weighted average interest rate of 6.12%, interest only for the first two years, with amortization for the remainder of the loan term. The closing of the Commitment is subject to certain closing conditions.

(5) Contingencies

The Company is subject to various claims and complaints relative to its business activities. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

(6) Related Party Transactions

Norman M. Kranzdorf ("Mr. Kranzdorf")

In connection with the Merger, the Company assumed the obligations of Kranzco under a lease by Mr. Kranzdorf, a Trustee, to Kranzco of a three-story building containing approximately 20,000 square feet located at 128 Fayette Street, Conshohocken, Pennsylvania, which served as Kranzco's headquarters prior to the Merger. From January 2001 through March 2001, the Company paid $18,000 in rent under the lease. The Company also paid $3,313 during this period for real estate taxes, utilities, repairs and other costs and expenses in connection with the use and occupancy of the building. The building was sold by Mr. Kranzdorf on March 15, 2001, and the lease was cancelled at that time.

Hilcoast/H. Irwin Levy ("Mr. Levy")

In 1981, CV Reit sold the recreation facilities at the Century Village in Boca Raton to Mr. Levy, a Trustee, for $18 million, subject to a lease to a corporation currently owned by Mr. Levy. (The annual net rental to Mr. Levy on that lease is $2.2 million.) At closing, Mr. Levy issued a 30-year non-recourse promissory note to CV Reit in the principal amount of $12.5 million which bears interest at 13.25% per annum. At December 31, 2002, the outstanding balance on this note was $9 million. During each of 2002, 2001, and 2000, the Company recognized $1.2 million, $1.3 million, and $1.4 million, respectively, in interest income on this note.

Since 1990, companies owned by Mr. Levy and/or certain members of his family have leased, managed and operated the recreation facilities at the Century Villages in West Palm

Beach, Deerfield Beach and Boca Raton, which are collateral for certain notes held by the Company with an outstanding balance of $33.3 million (including the $9 million discussed above) at December 31, 2002. During 2002, 2001, and 2000, the Company leased approximately 4,600 square feet of office space to those companies and other companies controlled by Mr. Levy on a month-to-month basis and received approximately $55,000, $60,500, and $53,200, respectively, for payment of rent, utilities and operating expenses.

Mr. Levy is Chairman of the Board, Chief Executive Officer and a majority stockholder of Hilcoast Development Corp. ("Hilcoast") which as of December 31, 1999, owed $24.7 million to the Company, consisting of an 11% mortgage note (the "Hilcoast Note") collateralized by first mortgages on the recreation facilities at the Century Village at Pembroke Pines, Florida active adult condominium project. The Hilcoast Note required equal monthly payments of principal and interest aggregating approximately $2.9 million per annum through 2023 and could not be prepaid by Hilcoast without a prepayment penalty. The Board of Trustees determined that the early prepayment of the Hilcoast Note was in the best interest of the Company, and in December 2000, Hilcoast repaid the outstanding balance of the note of $24.5 million and a prepayment penalty of $3 million to the Company. Mr. Levy was excluded from the approval process. The Company received a fairness opinion from Landauer Associates, Inc. as to the price and amount of the prepayment penalty.

Effective July 31, 1992, CV Reit and Hilcoast entered into a consulting and advisory agreement under which Hilcoast provided certain investment advisory, consulting and administrative services to CV Reit, excluding matters related to Hilcoast's loans from CV Reit. The agreement provided for the payment of $10,000 per month to Hilcoast, plus reimbursement for reasonable out-of-pocket expenses. The agreement was amended upon closing of the Merger. The amended agreement provided for the payment of $5,000 per month to Hilcoast, plus reimbursement for reasonable out-of-pocket expenses. The amended agreement was terminated on December 31, 2000. During 2000 the Company paid $90,000 plus expense reimbursement.

Louis P. Meshon, Sr. ("Mr. Meshon")

On June 16, 2000, the Company sold to Mr. Meshon, Sr., President, Chief Executive Officer, and a Trustee, 75,000 restricted Common Shares at the then current market price per Common Share of $10.16 for a total of $762,000, evidenced by a full recourse promissory note that matures on June 15, 2005. The note and its collateral consisting of the restricted Common Shares, and Mr. Meshon's obligations under the note, will terminate on the earlier to occur of: (i) the note's full satisfaction, (ii) the note's fifth anniversary (if Mr. Meshon is still employed by the Company), or (iii) the termination of Mr. Meshon's employment following a change of control, termination of the employment of Mr. Meshon without cause or by Mr. Meshon for good reason, or because of Mr. Meshon's death or disability. The Company will pay to him an amount equal to any taxes payable by him, on a full gross-up basis, at the time his obligations under the note terminate. The note has been reflected as unearned compensation in the statement of beneficiaries' equity and is being amortized over five years to compensation expense. The note was issued prior to the prohibitions on related party loans as stated in the Sarbanes-Oxley Act of 2002.

Louis P. Meshon, Sr. and Patricia Meshon, his wife, in the aggregate, own 99% of the voting stock (a 5% equity interest) in Drexel Realty, Inc. ("Drexel"), the management company in which Montgomery CV Realty L.P. owns 1% of the voting stock and 100% of the non-voting stock (a 95% equity interest). In 2002, 2001, and 2000 Drexel did not make any payments to Mr. Meshon.

In addition, Drexel manages the following third-party owned properties in which Louis P. Meshon, Sr. has the following partnership interests:

Properties	Meshon Partnership Interest Percentage
Renaissance Plaza	20.75%
Montgomery A.C., Inc. (owns 1% general partnership interest in Renaissance Plaza)	50.00%
Laurel Mall (indirect ownership through MTGY Associates) (Louis P. Meshon, Sr. owns 100% of the corporate general partner of Laurel Mall)	29.00%
Lane Plaza Associates (holds a cash-flow mortgage on Weis Plaza, which is a third-party managed property) (Louis P. Meshon, Sr. is general partner of Lane Plaza Associates)	25.00%

In 2002, 2001, and 2000 the owners of these properties paid Drexel $279,500, $292,000, and $295,000, respectively, for management and leasing services.

Milton S. Schneider ("Mr. Schneider")

Mr. Schneider is the Chief Executive Officer of The Glenville Group, a company involved in the development, ownership, and management of commercial and residential properties. The Company leases approximately 2,300 square feet of office space to The Glenville Group in accordance with a five-year lease effective June 1, 1999 and expiring on May 31, 2004. During 2002, 2001, and 2000 The Glenville Group paid the Company approximately $58,100, $55,200, and $48,900, respectively, for payment of rent, electric and other operating expenses.

(7) Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

as of December 31,	Carrying Amount	Fair Value
2002		
Real estate mortgage notes receivable	$ 33,340	$ 46,348
Cash and cash equivalents	18,173	18,173
Borrowings	(480,489)	(490,940)
Interest rate swaps	(1,613)	(1,613)
2001		
Real estate mortgage notes receivable	$ 35,340	$ 49,543
Cash and cash equivalents	10,904	10,904
Borrowings	(510,212)	(516,281)
Interest rate swaps	(1,214)	(1,214)

Real estate mortgage notes receivable – The fair value of the fixed rate, Recreation Notes (Note 3) is estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities.

Borrowing rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of the Company's borrowings.

(8) Beneficiaries' Equity

Shelf Registration

On April 3, 2002, the Company filed a Shelf Registration Statement on Form S-3 ("Shelf Registration") to register $150 million in common and preferred shares of beneficial interest, depository shares, warrants and debt securities. The Shelf Registration Statement became effective April 17, 2002.

Equity Issuance

On May 16, 2002, under the Shelf Registration, the Company sold 2.3 million of its common shares of beneficial interest for proceeds of $31.3 million to Cohen & Steers Capital Management, Inc. ("Cohen & Steers"), on behalf of itself and as investment adviser to certain investment advisory clients. The Company used $6.1 million for the purchase of Series A-1 Preferred Shares, $8.4 million for the purchase of a shopping center in Killingly, Connecticut, $1.1 million for the purchase of a free standing building in Plymouth Meeting, Pennsylvania, and paid down debt in the amount of $8 million. The Company intends to use the balance of the proceeds for acquisitions, debt reductions, and other corporate purposes.

On December 31, 2002, under the Shelf Registration, the Company sold 1.8 million of its common shares of beneficial interest for proceeds of $25.5 million to Teachers Insurance and Annuity Association of America and certain investment advisory clients of Kensington Investment Group, Inc. and Teachers Advisors, Inc. The Company used $25 million to pay down debt. The Company intends to use the balance of the proceeds for general corporate purposes.

Subsequent Events

On January 3, 2003, under the Shelf Registration, the Company sold 280,000 of its common shares of beneficial interest for proceeds of $4 million to Teachers Insurance and Annuity Association of America and certain investment advisory clients of Kensington Investment Group, Inc. and Teachers Advisors, Inc. The Company used the $4 million to pay down debt.

Preferred Shares of Beneficial Interest

On May 15, 2002, the Company purchased all 11,155 Series A-1 Increasing Rate Cumulative Convertible Shares of Beneficial Interest ("Preferred A") for $6.1 million, including costs. The purchase was recorded using the cost method. The Preferred A's, with a face amount of $1,000 per share, had a distribution rate of 6.50% of the redemption price during 2001 and thereafter..

The Series B-1 Cumulative Convertible Preferred Shares of Beneficial Interest ("Preferred B") with a face amount of $25.00 per share, have a liquidation preference of $25.00 per share and a distribution rate of 9.75% of the liquidation preference ($2.4375 per share) per annum, paid quarterly. The Preferred Bs are convertible into Common Shares at $17.71 per share and are redeemable after February 27, 2002 at $25.00 per share.

The Series D Cumulative Redeemable Preferred Shares of Beneficial Interest ("Preferred D") with a face amount of $25.00 per share, have a $25.00 per share liquidation preference and a distribution rate of 9.50% of the liquidation preference ($2.375 per share) per annum, paid quarterly. The Preferred Ds are redeemable for cash after December 11, 2002 at the option of the Company for a redemption price of $ 25.00 per share. On December 15, 2000, the Company purchased 146,800 shares of Preferred D for $2,348,800 including costs. The purchase was recorded using the cost method.

Stock Options

The Company maintains stock option plans for the granting of options to certain executives, employees and non-employee directors. Under these plans, qualified and non-qualified stock options to purchase up to 3,700,000 Common Shares of the Company's common shares may be granted. Options become exercisable as determined by the compensation committee of the Board of Trustees at the date of grant. The maximum term of the options granted under each of the plans is ten years.

Changes in options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share Of Options Granted
Stock options outstanding at January 1, 2000	295,000	$ 13.62	$ 2.88
2000:			
Granted–equal to market value	869,900	$ 10.16	$ .08
2001:			
Granted–equal to market value	25,000	$ 13.00	$ .51
Exercised:	(83,700)	$ 10.21	$ .53
Expired:	(36,000)	$ 15.42	$ 1.75
2002:			
Granted – equal to market value	111,500	$ 14.69	$ 1.51
Exercised:	(54,800)	$ 11.58	$ 1.21
Expired:	(664,150)	$ 19.97	$ .06
Stock options outstanding at December 31, 2002:	462,750		

Included in the 869,900 stock options granted in 2000 are 745,400 stock options assumed in the acquisition of Kranzco. Total stock options available for future grants are 3,098,750 as of December 31, 2002.

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices ($)	Number of Options Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price ($)	Number Exercisable at 12/31/02	Weighted Average Exercise Price ($)
$ 10.16 –10.44	34,500	7.57 years	$ 10.20	19,800	$ 10.23
$ 12.50 – 17.13	411,750	6.27 years	$ 14.17	386,750	$ 14.21
$ 19.06 – 21.50	16,500	3.84 years	$ 19.55	16,500	$ 19.55
$ 10.16 – 21.50	462,750	6.28 years	$ 14.06	423,050	$ 14.23

Restricted Shares

On September 1, 2001, the Company awarded to certain executives and employees 35,683 restricted common shares of beneficial interest at the then current market price per Common Share of $13.06 for a total value of $465,842. One-third of the restricted common shares vested immediately. The remaining two-thirds will vest equally on July 1, 2002 and on July 1, 2003 if the executive is an employee of the Company on the respective dates. On April 1, 2002 the Company awarded an executive 10,000 restricted shares of beneficial interest at the then current market price of $13.55 for a total value of $135,500. One-third of the restricted common shares vested immediately. The remaining two-thirds will vest equally on March 31, 2003, and on March 31, 2004, if the executive is an employee of the Company on the respective dates. On July 1, 2002, the Company awarded to certain executives and employees 28,890 restricted shares of beneficial interest at the then current market price per Common Share of $15.75 for a total value of $455,018. One-third of the restricted common shares vested immediately. The remaining two-thirds will vest equally on July 1, 2003, and on July 1, 2004, if the executive is an employee of the Company on the respective dates.

The awarded shares entitle the executive to exercise all voting and/or consensual powers pertaining to such shares and to receive any and all dividends or other distributions on such shares. Any unvested shares shall immediately vest in the event of a change in control of the Company, the death or permanent disability of the executive or the termination of the executive without cause.

(9) Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2002 and 2001 is calculated as follows (in thousands, except per share data):

	Net Income Applicable to Common Shareholders (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the year ended December 31, 2002			
Basic earnings per share	$ 10,951	20,380,949	$ .54
Effect of assumed conversion of employee stock options	–	20,146	–
Diluted earnings per share	$ 10,951	20,401,095	$ .54
For the year ended December 31, 2001			
Basic earnings per share	$ 18,260	18,803,535	$ .97
Effect of assumed conversion of employee stock options	–	12,122	–
Diluted earnings per share	$ 18,260	18,815,657	$ .97

The Preferred B shares and 197,583 stock options have been excluded from above calculation since they are antidilutive. There were no dilutive common stock equivalents in 2000.

(10) Benefit Plan

The Company has a defined contribution plan covering all full time employees qualified under Section 401(k) of the Code in which the Company matches a portion of an employee's salary deferral. The Company had two defined contribution plans through June 30, 2001, which were combined effective July 1, 2001. The Company's contributions to these plans were $151,000, $112,500, and $39,600 for the years ended December 31, 2002, 2001, and 2000, respectively.

(11) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data follows (in thousands, except per share data):

Quarters Ended:	March 31	June 30	September 30	December 31
2002:				
Revenues	$ 26,753	$ 27,220	$ 27,214	$ 29,243
Income from continuing operations	4,504	4,745	4,191	4,750
Income (loss) from discontinued operations	94	(200)	210	(260)
Net income	4,598	4,545	4,401	4,490
Net income to common shareholders	2,714	2,752	2,698	2,787
Per common share, basic and diluted	.14	.14	.13	.13
2001:				
Revenues	$ 27,952	$ 26,327	$ 26,353	$ 27,062
Income from continuing operations	4,866	4,258	4,288	4,599
Income (loss) from discontinued operations	217	4,279	37	3,243
Net income	5,083	8,537	4,325	7,842
Net income to common shareholders	3,206	6,655	2,441	5,958
Per common share, basic and diluted	.17	.35	.13	.32
2000:				
Revenues	$ 8,938	$ 11,543	$ 27,202	$ 28,157
Income from continuing operations	1,791	2,475	5,523	7,502
Income (loss) from discontinued operations	(25)	(2)	120	252
Net income	1,766	2,473	5,643	7,754
Net income to common shareholders	1,766	2,150	3,691	5,784
Per common share, basic and diluted	.22	.22	.20	.31

Earnings per share for each quarter include the effect of shares issued in the acquisition of Kranzco, and therefore, the sum of the quarters for 2000 do not equal the full year earnings per share amount.

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2002 (in thousands)

Description	Encumbrances	Initial Cost to Company	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried December 31, 2002	Accumulated Depreciation	Date Constructed or Acquired	Depreciable Life (Years)
Pennsylvania							
555 Scott Street Center	$ -	$ 736	-	$ 736	(83)	1997	7 - 40 (1)
550 West Germantown Pike	-	1,079	2	1,081	-	2002	7 - 40 (1)
69th Street Plaza	2,479	3,620	21	3,641	(183)	2000	7 - 40 (1)
Barn Plaza	11,415	22,918	2,106	25,024	(1,245)	2000	7 - 40 (1)
Bensalem Square	4,281	6,282	154	6,436	(338)	2000	7 - 40 (1)
Bethlehem Square	16,249	28,014	89	28,103	(1,438)	2000	7 - 40 (1)
Bradford Mall		3,825	150	3,975	(218)	2000	7 - 40 (1)
Bristol Commerce Park	12,994	13,955	437	14,392	(819)	2000	7 - 40 (1)
Chalfont Village Shopping Center	-	1,574	135	1,709	(148)	1999	7 - 40 (1)
Cherry Square Shopping Center	2,704	6,831	156	6,987	(559)	1999	7 - 40 (1)
Chesterbrook Village Center	10,546	13,359	651	14,010	(1,679)	1997	7 - 40 (1)
Collegeville Shopping Center	4,521	7,179	609	7,788	(763)	1998	7 - 40 (1)
County Line Plaza	4,768	5,391	2,540	7,931	(1,039)	1997	7 - 40 (1)
Danville Plaza	588	1,556	46	1,602	(186)	1997	7 - 40 (1)
Dickson City	-	4,294	46	4,340	(481)	1997	7 - 40 (1)
Franklin Center	2,610	7,534	(2)	7,532	(387)	2000	7 - 40 (1)
Gilbertsville Shopping Center	2,443	3,827	362	4,189	(455)	1998	7 - 40 (1)
MacArthur Road	2,308	3,059	4	3,063	(157)	2000	7 - 40 (1)
Mount Carmel Plaza	706	2,102	25	2,127	(242)	1997	7 - 40 (1)
New Holland Plaza	872	1,168	307	1,475	(166)	1998	7 - 40 (1)
North Penn Marketplace	4,231	4,751	189	4,940	(519)	1998	7 - 40 (1)
Park Hills Plaza	9,602	15,085	479	15,564	(794)	2000	7 - 40 (1)
Pilgrim Gardens	4,058	4,501	195	4,696	(233)	2000	7 - 40 (1)
Street Road	4,127	6,165	53	6,218	(320)	2000	7 - 40 (1)
Valley Fair	8,262	14,355	799	15,154	(948)	2000	7 - 40 (1)
Valley Forge Mall	6,473	5,254	6,697	11,951	(451)	2000	7 - 40 (1)
Village at Newtown	21,110	27,657	134	27,791	(3,036)	1998	7 - 40 (1)
Village West	13,847	18,911	788	19,699	(393)	2001	7 - 40 (1)
Whitehall Square	15,176	23,239	181	23,420	(1,203)	2000	7 - 40 (1)
Whitemarsh Shopping Center	6,887	10,771	310	11,081	(1,239)	1997	7 - 40 (1)
Woodbourne Square	1,658	4,267	307	4,574	(673)	1997	7 - 40 (1)
Georgia							
Bainbridge Town Center	2,704	6,800	115	6,915	(384)	2000	7 - 40 (1)
Douglasville Crossing	14,533	13,284	20	13,304	(680)	2000	7 - 40 (1)
Holcomb Bridge	6,016	7,066	16	7,082	(364)	2000	7 - 40 (1)
Northpark	4,728	12,255	80	12,335	(631)	2000	7 - 40 (1)
Park Plaza	3,832	3,137	23	3,160	(172)	2000	7 - 40 (1)
Snellville Oaks	11,855	11,220	16	11,236	(575)	2000	7 - 40 (1)
Summerville Wal Mart Center	2,209	2,391	-	2,391	(122)	2000	7 - 40 (1)
Tifton Corners	8,338	8,923	26	8,949	(467)	2000	7 - 40 (1)
Tower Plaza	1,664	4,300	78	4,378	(237)	2000	7 - 40 (1)
Vidalia Wal Mart Center	4,135	4,452	-	4,452	(226)	2000	7 - 40 (1)
Village at Mableton	10,098	12,680	28	12,708	(651)	2000	7 - 40 (1)
Connecticut							
Groton Square	12,174	21,708	1,488	23,196	(1,179)	2000	7 - 40 (1)
Killingly Plaza	3,158	8,368	-	8,368	(126)	2002	7 - 40 (1)
Manchester K Mart Plaza	2,522	4,529	59	4,588	(234)	2000	7 - 40 (1)
Milford	1,470	2,572	7	2,579	(165)	2000	7 - 40 (1)
Orange	786	200	-	200	(13)	2000	7 - 40 (1)
Parkway Plaza I	-	3,612	1	3,613	(184)	2000	7 - 40 (1)
Parkway Plaza II	-	4,033	34	4,067	(204)	2000	7 - 40 (1
Stratford Square	5,306	10,500	747	11,247	(643)	2000	7 - 40 (1)

Schedule III– Real Estate and Accumulated Depreciation

December 31, 2002 (in thousands)

Description	Encumbrances	Initial Cost to Company	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried December 31, 2002	Accumulated Depreciation	Date Constructed or Acquired	Depreciable Life (Years)
New Jersey							
Collegetown	5,487	10,693	780	11,473	(654)	2000	7 - 40 (1)
Hillcrest Mall	5,384	6,817	42	6,859	(362)	2000	7 - 40 (1)
Lakewood Plaza Shopping Center	20,767	24,593	925	25,518	(2,195)	1999	7 - 40 (1)
Marlton Shopping Center - Phase II	9,300	12,524	207	12,731	(1,368)	1998	7 - 40 (1)
Marlton Shopping Center - Phase I	11,650	16,580	3,802	20,382	(2,179)	1998	7 - 40 (1)
Rio Grande Plaza	7,471	14,417	84	14,501	(1,644)	1997	7 - 40 (1)
Suburban Plaza	10,453	16,544	27	16,571	(843)	2000	7 - 40 (1)
New York							
A&P Mamaroneck	1,061	1,598	-	1,598	(80)	2000	7 - 40 (1)
The Mall at Cross County	23,271	41,161	1,086	42,247	(2,284)	2000	7 - 40 (1)
Highridge	7,242	11,746	74	11,820	(610)	2000	7 - 40 (1)
North Ridge	2,597	6,886	455	7,341	(380)	2000	7 - 40 (1)
Port Washington	446	495	-	495	(25)	2000	7 - 40 (1)
Village Square	1,850	2,935	38	2,973	(155)	2000	7 - 40 (1)
Maryland							
Campus Village	2,267	3,377	172	3,549	(188)	2000	7 - 40 (1)
Coral Hills	5,246	6,562	69	6,631	(337)	2000	7 - 40 (1)
Fox Run	14,069	19,752	301	20,053	(1,036)	2000	7 - 40 (1)
Florida							
Century Plaza	4,539	7,402	974	8,376	(1,360)	1976	15 - 39 (1)
Village Oaks	7,654	9,770	(234)	9,536	(485)	2000	7 - 40 (1)
Kentucky							
Harrodsburg Marketplace	1,437	3,650	-	3,650	(186)	2000	7 - 40 (1)
Michigan							
Musicland	-	3,700	-	3,700	(188)	2000	7 - 40 (1)
North Carolina							
Cary Plaza	966	3,065	53	3,118	(159)	2000	7 - 40 (1)
Magnolia Plaza	2,156	4,900	7	4,907	(249)	2000	7 - 40 (1)
Ohio							
Pickaway Crossing	6,001	6,654	14	6,668	(338)	2000	7 - 40 (1)
Rhode Island							
Wamapnoag Plaza	3,593	7,500	-	7,500	(381)	2000	7 - 40 (1)
South Carolina							
East Main Centre	2,118	5,682	867	6,549	(418)	2000	7 - 40 (1)
Park Centre	3,820	9,728	78	9,806	(499)	2000	7 - 40 (1)
Tennessee							
Meeting Square	2,329	2,467	129	2,596	(133)	2000	7 - 40 (1)
Virginia							
Culpepper Town Mall	5,859	7,200	160	7,360	(383)	2000	7 - 40 (1)
Marumsco-Jefferson Plaza	14,369	13,000	548	13,548	(766)	2000	7 - 40 (1)
Statler Crossing	6,093	6,054	46	6,100	(318)	2000	7 - 40 (1)
Office Buildings							
Century Village Administration Building, Florida	-	750	239	989	(440)	1970	5-30 (1)
Plymouth Plaza, Pennsylvania	2,169	4,377	158	4,535	(516)	1997	7 - 40 (1)
Totals	**$ 462,107**	**$ 707,870**	**$ 31,809**	**$ 739,679**	**$ (48,811)**		

(1) Real Estate is depreciated over the estimated usefule lives of the assets (7 to 40 years) on the straight-line method

Schedule III–Real Estate and Accumulated Depreciation

The changes in total real estate for the three years ended December 31, 2002, are as follows:

(in thousands)	**2002**	2001	2000
Balance, beginning of year	**$ 723,247**	$ 702,447	$ 180,184
New property acquisitions	**9,447**	15,129	519,790
Capital improvements	**9,712**	13,681	5,973
Sale of real estate	**(2,727)**	(8,010)	(3,500)
Balance, end of period	**$ 739,679**	$ 723,247	$ 702,447

The changes in accumulated depreciation for the three years ended December 31, 2002, are as follows:

	2002	2001	2000
Balance, beginning of year	**$ 32,349**	$ 17,166	$ 7,108
Depreciation for the year	**16,579**	15,311	10,084
Sale of real estate	**(117)**	(128)	(26)
Balance, end of period	**$48,811**	$32,349	$17,165

Schedule IV–Mortgage Loans on Real Estate

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Face Amount of Mortgages	Carrying Amount of Mortgages(a)
Permanent -					
Recreation Facilities					
Century Village at:					
Boca Raton, FL	13.25%	12/31/11	Level P&I due monthly	$ 12,533	$ 9,040
West Palm Beach, FL	13.25%	1/15/12	Level P&I due monthly	18,342	13,231
Deerfield Beach, FL (2nd mortgage)	13.50%	1/15/12	Level P&I due monthly	13,235	9,616
Deerfield Beach, FL	8.84%	3/1/07	Level P&I due monthly	3,485	1,453
					$ 33,340(b)

Note: All loans are first mortgages except where noted, there are no prior liens and no delinquent principal or interest.

(a) The tax carrying value of the notes is approximately $4 million.
(b) The changes in the carrying amounts are summarized as follows:

	2002	2001	2000
Balance, beginning of period	**$ 35,340**	$ 37,240	$ 63,385
Advances on new mortgage loans		–	–
Collections of principal	**(2,000)**	(1,900)	(26,145)
Balance, end of period	**$ 33,340**	$ 35,340	$ 37,240

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None

Part 3

Item 10. Trustees and Executive Officers of the Registrant

Incorporated herein by reference to the "Election of Trustees", "Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance" sections of the Company's Proxy Statement in connection with its annual meeting of shareholders to be held on June 10, 2003.

Item 11. Executive Compensation

Incorporated herein by reference to the "Executive Compensation" section of the Company's Proxy Statement in connection with its annual meeting of shareholders to be held on June 10, 2003.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Incorporated herein by reference to the "Security Ownership of Certain Beneficial Owners and Management" section of the Company's Proxy Statement in connection with its annual meeting of shareholders to be held on June 10, 2003, and by reference to the "Securities Authorized for Issuance Under Equity Compensation Plans" section of Item 5.

Item 13. Certain Relationships and Related Transactions

Incorporated herein by reference to the "Certain Relationships and Related Transactions" section of the Company's Proxy Statement in connection with its annual meeting of shareholders to be held on June 10, 2003.

Item 14. Controls and Procedures

In the 90 days prior to the filing date of this Annual Report on Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's "disclosure controls and procedures," as that term is defined in Rule 13a-14(c) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that such information is made known to the Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation. There were no significant deficiencies or material weaknesses, and therefore no corrective actions with regard thereto.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) List of Consolidated Financial Statements:
Report of Independent Certified Public Accountants
Consolidated Balance Sheets-December 31, 2002 and 2001
Consolidated Statements of Income-Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Other Comprehensive Income-Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Beneficiaries' Equity-Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Cash Flows-Years Ended December 31, 2002, 2001, and 2000
Notes to Consolidated Financial Statements

(2) List of Consolidated Financial Statements Schedules:
Schedule III-Real Estate and Accumulated Depreciation
Schedule IV-Mortgage Loans on Real Estate

(3) See Exhibit Index at section (c) of this Item 15.

(b) Reports on Form 8-K:

On December 30, 2002, the Company filed a Current Report on Form 8-K, reporting under Item 5-"Other Events" that the Company announced it had initiated funding pursuant to a Loan Agreement between the Company and Fleet National Bank, N.A on its own behalf and as agent for certain other banks providing for a credit facility.

On December 31, 2002, the Company filed a Current Report on Form 8-K, reporting under Item 5-"Other Events" that the Company had agreed on December 30, 2002 to issue and sell 2,090,000 of its common shares in a public offering.

(c) The following exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization and Merger among Kranzco, KRT Trust, CV Reit, and Kramont, dated as of December 10, 1999. (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, filed with the Commission on April 10, 2000 (File No. 333-34482)).
2.2	Amendment No. 1 to the Agreement and Plan of Reorganization and Merger among Kranzco, KRT Trust, CV Reit, and the Company, dated as of December 10, 1999. (Incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4, filed with the Commission on April 10, 2000 (File No. 333-34482)).
3.1	Articles of Amendment and Restatement of Kramont Realty Trust. (Incorporated by reference to Appendix D to the Company's Registration Statement on Form S-4, filed with the Commission on April 10, 2002 (File No. 333-34482))
3.2	Amended and Restated Bylaws of Kramont Realty Trust. (Incorporated by reference to Exhibit B to Appendix A to the Company's Registration Statement on Form S-4, filed with the Commission on April 10, 2002 (File No. 333-34482))
10.1	Agreement between Cenvill Investors, Inc. and H. Irwin Levy, dated December 31, 1981. (Incorporated by reference to Exhibit (2) (i) to the current report on Form 8-K filed by CV Reit to report event of December 31, 1981.)
10.2	Agreement of Lease between Cenvill Investors, Inc. and B.R.F., Inc., dated December 30, 1981. (Incorporated by reference to Exhibit (2) (ii) to the current report on Form 8-K filed by CV Reit to report event of December 31, 1981.)
10.3	Agreement dated January 15, 1982, between Century Village, Inc. and Benenson Capital Company. (Incorporated by reference to Exhibit (2)(i) to the current report on Form 8-K filed by Cenvill Investors, Inc. (File No. 0-03427) to report event of January 15, 1982.)
10.4	Agreement dated January 15, 1982, between Century Village East, Inc. and CVRF Deerfield Limited. (Incorporated by reference to exhibit (2) (ii) to the current report on Form 8-K filed by Cenvill Investors, Inc. (File No. 0-03427) to report event of January 15, 1982.)
10.5	Indenture for Collateralized Mortgage Obligations, dated as of December 30, 1991 between Recreation Mortgages, Inc. (Issuer) and Bankers Trust Company (Trustee). (Incorporated by reference to Exhibit (10)(xvi) to the Annual Report on Form 10-K of CV Reit for the fiscal year ended December 31, 1991.)
10.6	Restated Loan Agreement, dated July 31, 1992, between CV Reit, Inc. and Cenvill Development Corp. and certain subsidiaries and affiliates thereof. (Incorporated by reference to Exhibit (10)(xi) to the Annual Report on Form 10-K of CV Reit for the fiscal year ended December 31, 1992.)
10.7	Proposal for the Acquisition of Certain Assets, dated June 19, 1992, by and among CV Reit Cenvill Development Corp. and certain subsidiaries and affiliates thereof. (Incorporated by reference to Exhibit (10)(xiv) to the Annual Report on Form 10-K of the CV Reit for the fiscal year ended December 31, 1992.)
10.8	Order granting Motion of Debtor's [sic] for Approval of Sale of Assets dated July 17, 1992. (Incorporated by reference to Exhibit (10)(xv) to the Annual Report on Form 10-K of CV Reit for the fiscal year ended December 31, 1992.)
10.9	Consulting and Advisory Agreement, dated July 31, 1992, between CV Reit and Hilcoast Development Corp. (Incorporated by reference to Exhibit (10)(xviii) to the Annual Report on Form 10-K of CV Reit for the fiscal year ended December 31, 1992.)
10.10	Letter Agreements, dated July 11, 1994 and August 3, 1995, between CV Reit and Hilcoast Advisory Services, Inc. extending the Consulting and Advisory Agreement to July 31, 1995 and July 31, 1996, respectively. (Incorporated by reference to Exhibit 10(vi) to the Quarterly Report on Form 10-Q of CV Reit for the quarter ended September 30, 1995.)
10.11	Letter Agreement, dated July 12, 1996, between CV Reit and Hilcoast Advisory Services, Inc. extending the Consulting and Advisory Agreement to July 31, 1997. (Incorporated by reference to Exhibit 10(i) to the Quarterly Report on Form 10-Q of CV Reit for the quarter ended September 30, 1996.)
10.12	Letter agreement, dated June 10, 1997, between CV Reit and Hilcoast Advisory Services, Inc. extending the Consulting and Advisory Agreement to December 31, 1997. (Incorporated by reference

to Exhibit 10(i) to the Quarterly Report on Form 10-Q of CV Reit for the quarter ended June 30,1997.)

10.13 Definitive Master Agreement, dated September 19, 1997, among CV Reit, Montgomery CV Realty Trust, and Drexel Realty, Inc., Royce Realty, Inc., Louis P. Meshon, Sr. and certain of the Meshon Parties named therein and the Levy Parties named therein. (Incorporated by reference to Appendix A to CV Reit's proxy statement filed on November 11, 1997.)

10.14 Supplemental Indenture No. 2 for Collateralized Mortgage Obligations, dated as of December 30, 1997 between Recreation Mortgages, L.P., (Issuer) and Bankers Trust Company (Trustee). (Incorporated by reference to the Annual Report on Form 10-K of CV Reit for fiscal year ended December 31, 1997.)

10.15 Real Estate Purchase Agreement dated September 29, 1997 by and between Newtown Village Partnership and RCEK, Inc., or its nominee or assignee. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by CV Reit on April 14, 1998.)

10.16 Letter Amendment to Real Estate Purchase Agreement dated December 15, 1997 by and between Newtown Village Partnership and RCEK, Inc. (Incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by CV Reit on April 14, 1998.)

10.17 Assignment of Real Estate Purchase Agreement dated January 26, 1998 from RCEK, Inc. to Newtown Village Plaza Associates, L.P. (Incorporated by reference to Exhibit 2.3 to the current report on Form 8-K filed by CV Reit on April 14, 1998.)

10.18 Second Amendment to Real Estate Purchase Agreement dated February 5, 1998 by and between Newtown Village Partnership and Newtown Village Plaza Associates, L.P. (Incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by CV Reit on April 14, 1998.)

10.19 Third Amendment to Real Estate Purchase Agreement dated March 31, 1998 by and between Newtown Village Partnership and Newtown Village Plaza Associates, L.P. (Incorporated by reference to Exhibit 2.5 to the current report on Form 8-K filed by CV Reit on April 14, 1998.)

10.20 Loan and Credit Facility Agreement dated as of March 31, 1998 by and between Montgomery CV Realty L.P. as Borrower, Century Plaza Associates, L.P. and CV Reit, Inc., as guarantors, and GMAC Commercial Mortgage Corporation, as Lender. (Incorporated by reference to Exhibit 5.1 to the current report on Form 8-K filed by CV Reit on April 15, 1998.)

10.21 $7,650,000 Promissory Note dated as of April 9, 1998 from Montgomery CV Realty L.P. to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 5.2 to the current report on Form 8-K filed by CV Reit on April 15, 1998.)

10.22 Mortgage and Security Agreement dated as of April 9, 1998 by Century Plaza Associates, L.P. to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 5.3 to the current report on Form 8-K filed by CV Reit on April 15, 1998.)

10.23 Guaranty and Suretyship Agreement dated as of April 9, 1998 by CV Reit to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 5.4 to the current report on Form 8-K filed by CV Reit on April 15, 1998.)

10.24 Contribution Agreement dated May 29, 1998 by and between Marlton Crossing Shopping Center Limited Partnership and Montgomery CV Realty L.P. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K dated June 24, 1998, filed by CV Reit on July 7, 1998.)

10.25 Assignment and Assumption of Contribution Agreement dated June 22, 1998 by and between Montgomery CV Realty L.P. and Marlton Plaza Associates II, L.P. (Incorporated by reference to Exhibit 2.2 to the current report on Form 8-K dated June 24, 1998 filed by CV Reit on July 7, 1998.)

10.26 Mortgage and Security Agreement dated as of June 24, 1998 by and between Marlton Plaza Associates II, L.P., as Borrower, and GMAC Commercial Mortgage Corporation, as Lender. (Incorporated by reference to Exhibit 2.3 to the current report on Form 8-K dated June 24, 1998, filed by CV Reit on July 7, 1998.)

10.27 $11,650,000 Promissory Note dated as of June 24, 1998 from Marlton Plaza Associates II, L.P. to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 2.4 to the current report on Form 8-K dated June 24, 1998, filed by CV Reit on July 7, 1998.)

10.28 Real Estate Purchase Agreement dated January 27, 1998 by and between Seller and Purchaser.

(Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.29 Amendment to Real Estate Purchaser Agreement dated February 26, 1998 by and between Seller and Purchaser. (Incorporated by reference to Exhibit 2.2 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.30 Second Amendment to Real Estate Purchase Agreement dated March 31, 1998 by and between Seller and Purchaser. (Incorporated by reference to Exhibit 2.3 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.31 Mortgage and Security Agreement dated as of June 25, 1998 by and between Marlton Plaza Associates, L.P., as Borrower, and GMAC Commercial Mortgage Corporation, as Lender. (Incorporated by reference to Exhibit 2.4 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.32 $9,300,000 Promissory Note dated as of June 25, 1998 from Marlton Plaza Associates, L.P. to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 2.5 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.33 Guaranty and Suretyship Agreement dated as of June 25, 1998 by CV Reit to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 2.6 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.34 Guaranty and Suretyship Agreement dated as of June 25, 1998 by Montgomery CV Realty L.P. to GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 2.7 to the current report on Form 8-K dated June 25, 1998, filed by CV Reit on July 7, 1998.)

10.35 Second Amendment to Loan and Credit Facility Agreement dated as of March 8, 1999, by and between Montgomery CV Realty, L.P. as Borrower, Century Plaza Associates, L.P. and CV Reit, as Guarantors, and GMAC Commercial Mortgage Corporation as Lender. (Incorporated by reference to Exhibit 10.36 Annual Report on Form 10-K dated December 31, 1998 by CV Reit on March 29, 1999.)

10.36 $18,500,000 Note dated March 8, 1999 between Montgomery CV Realty, L.P. as Borrower and GMAC Commercial Mortgage Corporation as Lender. (Incorporated by reference to Exhibit 10.37 Annual Report on Form 10-K dated December 31, 1998 by CV Reit on March 29, 1999.)

10.37 Collateral, Pledge, Assignment and Security Agreement, dated March 8, 1999 between Montgomery CV Realty, L.P. and GMAC Commercial Mortgage Corporation. (Incorporated by reference to Exhibit 10.38 Annual Report on Form 10-K dated December 31, 1998 by CV Reit on March 29, 1999.)

10.38 Agreement of Sale dated January 21, 1999 by and between Lakewood-9 Investors, L.P. and ARC-Lakewood 9, L.L.C Montgomery CV Realty L.P. (Incorporated by reference to Exhibit 10.38 Annual Report on Form 10-K of CV Reit for the fiscal year ended December 31, 1998.)

10.39 Reinstatement and Amendment Agreement of Sale dated February 5, 1999 by and between Lakewood-9 Investors, L.P. and ARC-Lakewood-9, L.L.C. Montgomery CV Realty L.P. (Incorporated by reference to Exhibit 2.2 to the current report on Form 8-K dated March 31, 1999, filed by CV Reit on April 7, 1999.)

10.40 Assignment of Agreement of Sale dated March 17, 1999 from Montgomery CV Realty L.P. to Lakewood Plaza 9 Associates, L.P. (Incorporated by reference to Exhibit 2.3 to the current report on Form 8-K dated March 31, 1999, filed by CV Reit on April 7, 1999.)

10.41• Kranzco Realty Trust 1992 Employees Share Option Plan, as amended. (Incorporated by reference to Exhibit 10.10 of Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.)

10.42• Kranzco Realty Trust 1992 Employees Share Option Plan, as amended. (Incorporated by reference to Exhibit 10.11 of Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31,1992.)

10.43• Kranzco Realty Trust 1995 Incentive Plan. (Incorporated by reference to Exhibit 4.4 of Kranzco's Registration Statement on Form S-8 No. 33-94294.)

10.44 Trust and Servicing Agreement, dated as of June 18, 1996, among KRT Origination Corp., GE Capital Management Corporation and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 10.43 of Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.45 Cash Collateral Account, Security, Pledge and Assignment Agreement, dated as of June 18,

1996, among the Borrowers, State Street Bank and Trust Company, as Agent, and KRT Origination Corp., as Lender. (Incorporated by reference to Exhibit 10.44 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.46 Cash Collateral Agreement, dated June 18, 1996, among the Borrowers, and State Street Bank and Trust Company, as Agent. (Incorporated by reference to Exhibit 10.45 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

10.47 $123,700,000.00 Class A Mortgage Note dated June 18, 1996 made by the Borrowers in favor of KRT Origination Corp., as Lender. (Incorporated by reference to Exhibit 10.46 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.48 $20,600,000.00 Class B Mortgage Note dated June 18, 1996 made by the Borrowers in favor of KRT Origination Corp., as Lender. (Incorporated by reference to Exhibit 10.47 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.49 $28,900,000.00 Class C Mortgage Note dated June 18, 1996 made by the Borrowers in favor of KRT Origination Corp., as Lender. (Incorporated by reference to Exhibit 10.48 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.50 $8,500,000.00 Class D Mortgage Note dated June 18, 1996 made by the Borrowers in favor of KRT Origination Corp., as Lender. (Incorporated by reference to Exhibit 10.49 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.51 Form of Indenture of Mortgage, Deed of Trust, Security Agreement, Financing Statement, Fixture Filing and Assignment of Leases, Rents and Security Deposits made by the Borrowers, as grantor, for the benefit of KRT Origination Corp., as mortgagee, and filed in Connecticut, Maryland, New Jersey, New York and Pennsylvania with respect to Groton Square in Groton, Connecticut, Manchester Kmart in Manchester, Connecticut, Milford in Milford, Connecticut, Orange in Orange, Connecticut, Fox Run in Prince Frederick, Maryland, Hillcrest Plaza in Frederick, Maryland, Anneslie in Baltimore, Maryland, Suburban Plaza in Hamilton, New Jersey, Collegetown in Glassboro, New Jersey, Hillcrest Mall in Phillipsburg, New Jersey, The Mall at Cross County in Yonkers, New York, Highridge Plaza in Yonkers, New York, North Ridge in New Rochelle, New York, Village Square in Larchmont, New York, A&P Mamaroneck in Mamaroneck, New York, Port Washington in Port Washington, New York, Bethlehem in Bethlehem, Pennsylvania, Whitehall Square in Whitehall, , Pennsylvania, Bristol Commerce Park in Bristol, Pennsylvania, Park Hills Plaza in Altoona, Pennsylvania, Barn Plaza in Doylestown, Pennsylvania, Best Plaza in Tredyffrin, Pennsylvania, Bensalem Square in Bensalem, Pennsylvania, Street Road in Bensalem, Pennsylvania, Pilgrim Gardens in Drexel Hill, Pennsylvania, 69th Street Plaza in Upper Darby, Pennsylvania and MacArthur Road in Whitehall, Pennsylvania (the "Properties"). (Incorporated by reference to Exhibit 10.50 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.52 Form of Unrecorded Indenture of Mortgage, Deed of Trust, Security Agreement, Financing Statement, Fixture Filing and Assignment of Leases, Rents and Security Deposits made by the Borrowers, as grantor, for the benefit of KRT Origination Corp., and held in escrow with respect to the Properties located in Maryland and in New York. (Incorporated by reference to Exhibit 10.51 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.53 Escrow Agreement made among KRT Origination Corp., the Borrowers and Robinson Silverman Pearce Aronsohn & Berman LLP, as escrow agent, with respect to the unrecorded second mortgages covering the Properties located in New York and Maryland. (Incorporated by reference to Exhibit 10.52 to Kranzco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.)

10.54 Agreement dated October 30, 1997 between Kranzco and GP Development Corporation. (Incorporated by reference to Exhibit 2.1 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.55 Agreement and Plan of Merger dated October 30, 1997 between Kranzco, GP Development Corporation, the shareholders of GP Development Corporation and KR Atlanta, Inc. (Incorporated by reference to Exhibit 2.2 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.56 Mortgage Note for $6,700,000.00, dated as of October 5, 1990, from Holcomb Bridge Partners, L.P., a Georgia limited partnership ("Holcomb"), in favor of Allstate Life Insurance Company ("Allstate") (relating to Holcomb Bridge Crossing). (Incorporated by reference to Exhibit 2.3 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.57 Modification of Mortgage Note, dated as of October 31, 1995, between Holcomb and Harris Trust and Savings Bank ("Harris Trust") (relating to Holcomb Bridge Crossing). (Incorporated by reference to Exhibit 2.4 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.58 Deed to Secure Debt, Assignment of Leases, Rents and Contracts, Security Agreement and Fixture Filing ("Deed to Secure Debt") from Holcomb to Allstate, dated as of October 5, 1990 (relating to Holcomb Bridge Crossing). (Incorporated by reference to Exhibit 2.5 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.59 Modification of Deed to Secure Debt between Holcomb and Harris Trust, dated as of October 31, 1995 (relating to Holcomb Bridge Crossing). (Incorporated by reference to Exhibit 2.6 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.60 Real Estate Note for $3,725,000.00, dated as of August 6, 1987, from West Stewarts Mill Associates, Ltd., a Georgia limited partnership ("West Stewarts"), in favor of Confederation Life Insurance Company, a mutual insurance company incorporated in Canada ("Confederation"), first amendment thereto dated as of November 27, 1987, second amendment thereto dated as of November 1, 1993, third amendment thereto dated as of November 1, 1993 and fourth amendment thereto dated as of February 21, 1995 (relating to Park Plaza). (Incorporated by reference to Exhibit 2.7 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.61 Deed to Secure Debt and Security Agreement between West Stewarts and Confederation, dated as of August 6, 1987, first amendment thereto dated as of November 27, 1987 and second amendment thereto dated as of November 1, 1993 (relating to Park Plaza). (Incorporated by reference to Exhibit 2.8 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.62 Escrow Agreement, dated as of November 1, 1993, between Confederation and West Stewarts. (Incorporated by reference to Exhibit 2.9 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.63 Promissory Note for $10,670,000.00, dated as of July 31, 1996, from Mableton Village Associates, L.L.C., a Georgia limited liability company ("Mableton Village"), in favor of Lehman Brothers Holdings, Inc. d/b/a Lehman Capital ("Lehman") (relating to The Village at Mableton). (Incorporated by reference to Exhibit 2.10 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.64 Deed to Secure Debt and Security Agreement, dated as of July 31, 1996, between Mableton Village and Lehman (relating to The Village at Mableton). (Incorporated by reference to Exhibit 2.11 of Kranzco's current report on Form 8-K dated November 25, 1997.)

10.65 Sales Contract dated June 26, 1998 by and among Kranzco and Europco Property Investors II, Ltd., a Georgia limited partnership; Europco Property Investors III, Ltd., a Georgia limited partnership; Europco Property Investors IV, Ltd., a Georgia limited partnership; Secured Properties Investors V, L.P., a Georgia limited partnership; Secured Properties Investors VIII, L.P., a Georgia limited partnership; Secured Properties Investors IX, L.P. a Georgia limited partnership; and Tifton Partners, L.P., a Georgia limited partnership. (Incorporated by reference to Exhibit 2.1 of Kranzco's current report on Form 8-K dated June 26, 1998, filed July 16, 1998.)

10.66 Fixed Rate Note, dated September 29, 1998, made by the Borrowers named therein in favor of Salomon Brothers Realty Corp. (Incorporated by reference to Exhibit 10.38 of Kranzco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)

10.67 Guaranty, dated as of September 29, 1998, made by Kranzco, for the benefit of Salomon Brothers Realty Corp. (Incorporated by reference to Exhibit 10.39 of Kranzco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)

10.68 Form of Mortgage/Deed of Trust/Deed to secure Debt and Security Agreement, dated September 29, 1998, made by the Borrowers named therein for the benefit of Salomon Brothers Realty Corp. and filed in Florida, Georgia, Ohio, Tennessee, and Virginia with respect to Village Oaks, Pensacola, Florida; Vidalia Wal-Mart Center, Vidalia, Georgia; Summerville Wal-Mart Center, Summerville, Georgia; Tifton Corners, Tifton, Georgia;

Douglasville Crossing, Douglasville, Georgia; Snellville Oaks, Snellville, Georgia; Pickaway Crossing, Circleville, Ohio; Meeting Square, Jefferson City, Tennessee; and Statler Crossing, Staunton, Virginia. (Incorporated by reference to Exhibit 10.40 of Kranzco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)

10.69 Unit Contribution Agreement among Kramont, Montgomery CV Realty L.P., Kramont Operating Partnership, L.P., CV Partner Holdings, L.P. and CV GP LP, dated as of March 28, 2000. (Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.70 Kramont Realty Trust 2000 Incentive Plan. (Incorporated by reference from Appendix F to the Joint Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.71 Amended and Restated Agreement of Limited Partnership of Kramont Operating Partnership, L.P., dated as of June 16, 2000. (Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.72 Second Amended and Restated Agreement of Limited Partnership of Montgomery CV Realty L.P., dated as of June 16, 2000. (Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.73• Employment Agreement between the Company and Louis P. Meshon, Sr. dated as of June 16, 2000. (Incorporated by reference to Exhibit M to the Joint Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.74• Employment Agreement between the Company and Norman M. Kranzdorf dated as of June 16, 2000. (Incorporated by reference to Exhibit L to the Joint Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 filed with the Commission on April 10, 2000 (File No. 333-34482)).

10.75 Amended and Restated Loan and Credit Facility Agreement dated as of August 1, 2000 by and between the Company, Kramont Operating Partnership, L.P., Montgomery CV Realty L.P., Century Plaza Associates, L.P., Marlton Plaza Associates, L.P., Lakewood Plaza 9 Associates, L.P., Cherry Square MCV Associates, L.P., KR Bainbridge LLC, KR Barn, L.P., KR Bradford Mall, L.P., Lilac DE LLC, Culpeper Shopping Center Joint Venture, KRT Union LLC, KR Harrodsburg LLC, KR Morganton LLC, KR Tower Plaza LLC, KR Development, L.P. and KR Wampanoag, as borrowers, and GMAC Commercial Mortgage Corporation, as lender (incorporated by reference to Exhibit 5.1 to the Company's Current Report on Form 8-K, dated August 10, 2001).

10.76 Form of Guaranty of Recourse Obligations of Borrower by the Company, Kramont Operating Partnership, L.P., Montgomery CV Realty L.P. (incorporated by reference to Exhibit 5.2 to the Company's Current Report on Form 8-K, dated August 10, 2001)

10.77• Employment Agreement between the Company and George S. Demuth dated as of June 16, 2000.

10.78• Employment Agreement between the Company and Etta M. Strehle dated as of June 16, 2000.

10.79• Employment Agreement between the Company and Carl. E. Kraus dated as of March 21, 2002.

10.80• $190,000,000 Mortgage Loan Application dated October 22, 2002 by and between Kramont Operating Partnership, L.P., as applicant, and Metropolitan Life Insurance Company, as lender.

10.81 Loan Agreement dated as of December 20, 2002 by and between Kramont Operating Partnership, L.P., as borrower, Fleet National Bank, Wilmington Trust of Pennsylvania, Wachovia Bank National Association, Compass Bank, Firstrust Bank, as lenders, and Fleet National Bank, as administrative agent (incorporated by reference to Exhibit 5.1 to the Company's Current Report on Form 8-K, dated December 30, 2002).

11 Statement regarding computation of per share earnings. Omitted; computation can be clearly determined from material contained in the report.

21 Subsidiaries of the Company.

23.1 Consent of BDO Seidman, LLP.

99.1 Certification by Chief Executive Officer of Kramont Realty Trust pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification by Chief Financial Officer of Kramont Realty Trust pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

• Management contract or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kramont Realty Trust

By: Louis P. Meshon, Sr.



Louis P. Meshon, Sr.
Chief Executive Officer
Date: March 17, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: Norman M. Kranzdorf



Norman M. Kranzdorf,
Chairman of the Board and
Trustee
Date: March 17, 2003

By: Louis P. Meshon, Sr



Louis P. Meshon, Sr.,
President, Chief Executive
Officer and Trustee
(Principal Executive Officer)
Date: March 17, 2003

By: Carl E. Kraus



Carl E. Kraus, Chief Financial
Officer, Chief Investment
Officer, and Treasurer
(Principal Financial Officer)
Date: March 17, 2003

By: Etta M. Strehle



Etta M. Strehle, Chief
Accounting Officer
Date: March 17, 2003

By: George S. Demuth



George S. Demuth, Chief
Operating Officer and
Executive Vice President
Date: March 17, 2003

By: Bernard J. Korman



Bernard J. Korman,
Trustee
Date: March 17, 2003

By: H. Irwin Levy



H. Irwin Levy,
Trustee
Date: March 17, 2003

By: Milton S. Schneider



Milton S. Schneider,
Trustee
Date: March 17, 2003

By: E. Donald Shapiro



E. Donald Shapiro,
Trustee
Date: March 17, 2003

By: Alan L. Shulman



Alan L. Shulman,
Trustee
Date: March 17, 2003

Certifications

I, Louis P. Meshon, Sr. certify that:

1. I have reviewed this annual report on Form 10-K of Kramont Realty Trust;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Louis P. Meshon, Sr



Louis P. Meshon, Sr.,
President,
Chief Executive Officer and
Trustee (Principal Executive Officer)
Date: March 17, 2003

I, Carl E. Kraus, certify that:

1. I have reviewed this annual report on Form 10-K of Kramont Realty Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Carl E. Kraus



Carl E. Kraus,
Chief Financial Officer,
Chief Investment Officer, and Treasurer
(Principal Financial Officer)
Date: March 17, 2003

Essential Information Corporate Directory

Executive Officers
Louis P. Meshon, Sr.
President, Chief Executive Officer, Trustee

George S. Demuth
Executive Vice President,
Chief Operating Officer

Carl E. Kraus
Senior Vice President, Chief Financial & Investment Officer, Treasurer

Etta M. Strehle
Senior Vice President,
Chief Accounting Officer

Other Officers and Members of Senior Management
Charles T. Morroney
Senior Vice President,
Asset & Investment Management

John R. Comp
Senior Vice President, Leasing

Jeffrey D. Hipple
Senior Vice President,
Investment Management

Edward Kochman
Senior Vice President, Administration

James N. Seip
Senior Vice President,
Development & Construction

John R. Ahle
Vice President, Operations

Basil S. Donnelly
Vice President, General Counsel

Mary Gannon
Vice President, Secretary

Michael G. Mortimer
Controller

Legal Counsel
Proskauer Rose LLP
1585 Broadway
New York, New York 10036

Bryan Cave, LLP
1290 Avenue of the Americas
New York, New York 10104

Fox Rothschild LLP
2000 Market Street
Philadelphia, Pennsylvania 19103

Roberts and Holland
825 Eighth Avenue
New York, New York 10019

Independent Auditors
BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017

Shareholder Information
Executive Offices
580 West Germantown Pike
Suite 200
Plymouth Meeting, Pennsylvania 19462
T : 610 825 7100
F : 610 834 8110
W : kramont.com

Stock Listing

KRT
LISTED
NYSE

Registrar & Transfer Agent
American Stock Transfer & Trust Co.
39 Maiden Lane
New York, New York 10038
Toll-Free Telephone: 877 322 4940

Annual Report
A copy of the Trust's 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing to the Trust or by e-mail at info@kramont.com.

Member:




NAREIT
NAREIT

Cautionary Statement Regarding Forward-Looking Statements: This Annual Report contains certain forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the regulations promulgated thereunder. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements based on a variety of factors, including those discussed on page 2 of Kramont's Annual Report on Form 10-K included within this Annual Report.


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Kramont

Kramont Realty Trust
580 West Germantown Pike
Suite 200
Plymouth Meeting, Pennsylvania 19462
T : 610 825 7100
F : 610 834 8110
W : kramont.com